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Follow-Up Materials

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REGISTRANT'S NAME Royal P&O Nedlloyd NV

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PROCESSED
JUL 2 1 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 10576   FISCAL YEAR 12-31-04

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DAT : 7/21/05

82-1056

Royal P&O Nedlloyd N.V.
Annual Report and Accounts 2004

AR/S
12-31-04


P&O Nedlloyd

Our vision

To be the recognised global leader in the point-to-point, full container load shipping market – and recognition will be based on leading financial performance, customer satisfaction and staff engagement.

Contents

Financial highlights

Turnover ($m)*



4,655
2002
5,510
2003

$6,714m

Operating profit/(loss)*



(235)
2002
77
2003

$401m

* All figures are P&O Nedlloyd for full year

Business overview

Royal P&O Nedlloyd's core business is container shipping, conducted through P&O Nedlloyd, one of the world's leading providers of point-to-point container shipping services. To support this core business, it also offers a range of value-added logistics services, from relatively simple freight management to sophisticated supply chain management. P&O Nedlloyd operates a modern fleet of 156 vessels with a standing capacity of 428,000 teu, calling at 217 ports in 99 countries.



Global presence

Key

- Main shipping routes
- Ports



Front cover (main photograph)
The P&O Nedlloyd Mondriaan is one of the largest ships built to date.

Front cover (smaller photographs left to right)
- P&O Nedlloyd calls at 217 ports in 99 countries.
- P&O Nedlloyd Southampton.
- Point-to-point container shipping is P&O Nedlloyd's core business.



Key performance measures

Volumes (teu)*



3,559,000
2002
3,743,000
2003

Average freight rates per teu*



1,145
2002
1,287
2003

4,050,000

$1,452

* All figures are P&O Nedlloyd for the full year

2004 operational highlights

> P&O Nedlloyd reverse listing achieved on the Amsterdam Stock Exchange.

> Best ever P&O Nedlloyd trading results.

> Deployment of yield management programme – FOCUS.

> Employee Share Gift followed by introduction of Employee Share Purchase Plan.

> Delivery of P&O Nedlloyd's first 8,450 teu vessel, P&O Nedlloyd Mondriaan.

> P&O Nedlloyd was successfully nominated as preferred bidder for an environmentally friendly terminal in Los Angeles.

Share price (Euros) – Royal P&O Nedlloyd



45
40
35
30
25
20
Apr 2004
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar 2005

€43.08

Chairman's statement



The transformation of Royal Nedlloyd into Royal P&O Nedlloyd last April, resulting in the Company now holding 100% of P&O Nedlloyd, set the tone for a year of positive developments for the Company, including the best ever financial results.

Overview

This has been a year of major change for Royal P&O Nedlloyd, with the transformation of Royal Nedlloyd into Royal P&O Nedlloyd in April 2004 and of P&O Nedlloyd from a 50:50 joint venture into a wholly owned subsidiary of Royal P&O Nedlloyd. We now have the independent identity, clear strategy and corporate structure to build on our 2004 performance. I am pleased with the fact that after less than a year Royal P&O Nedlloyd was promoted to the AEX index of the Netherlands top 25 companies on the Amsterdam Stock Exchange in March 2005.

Results

Royal P&O Nedlloyd's net profit for 2004 was $222.1m, $205.8m better than the profit generated by its predecessor, Royal Nedlloyd, in 2003. It was also a year which saw the best ever results for our container shipping subsidiary P&O Nedlloyd.

Board

We have seen a number of changes to our Board, beginning in April 2004 with the departure of Leo Berndsen as Deputy Chairman of the Supervisory Board of Royal Nedlloyd, the moves of Haddo Meijer from his role as Chairman of the Executive Board of Royal Nedlloyd to Non-Executive Director of Royal P&O Nedlloyd, and of Nick Luff and Robert Woods from the Board of P&O Nedlloyd to the Board of Royal P&O Nedlloyd, the departure of Henk van Wijk from the Supervisory Board of Royal Nedlloyd, and the appointment of Philip Green as CEO of Royal P&O Nedlloyd. The Board was further strengthened with the arrival of David Robbie, CFO, in May 2004 and the appointment of Olav Rakkenes, Louk Ligthart and Rutger van Slobbe (who has been with P&O Nedlloyd for 28 years) in November 2004. In September 2004, Neelie Kroes resigned from the Board as a result of her appointment as EU Commissioner for Competition. Continuity was preserved with the experience of Haddo, Nick, Robert and Rutger from their previous positions.

We thank Leo, Henk and Neelie for their substantial contributions to the development of our business and welcome Philip, David, Olav, Louk and Rutger who bring a wealth of additional experience.

Sadly, our patron, HRH Prince Bernhard of the Netherlands, died in December.

Bridging the Gap

We have also seen the appointment of a new P&O Nedlloyd Executive Management Team under the leadership of CEO Philip Green, which has the major task of bringing the financial performance of P&O Nedlloyd into line with the best of our competitors. There is much to do to realise that goal, but the management team has made an excellent start and is well positioned to reap the benefits from the roll-out of its yield management programme in 2005.

Dividend

In line with our dividend policy in previous years and, as indicated in the Information Memorandum, we intend to propose a dividend of €1 per share for the transition year 2004, payable in May 2005. Starting in 2005, a new dividend policy will apply whereby dividend payments will be in line with the underlying financial performance of the business.

On behalf of the Board I would like to send my thanks and congratulations to all staff in the Company for bringing us successfully through a year of major change.

Andrew Land
Chairman

Royal P&O Nedlloyd N.V.

P&O Nedlloyd
100% owned (since April 2004)

Martinair
50% owned

Operating and financial review
Chief Executive's review



Royal P&O Nedlloyd, previously Royal Nedlloyd, has seen a momentous year in 2004.

I am delighted to be presenting this report as Chief Executive after an exciting and challenging first year.

On 16 April 2004, we completed a series of transactions, which resulted in Royal P&O Nedlloyd owning 100% of P&O Nedlloyd. As part of that process, the Company acquired P&O's 50% interest in P&O Nedlloyd, and P&O acquired a 25% shareholding in Royal P&O Nedlloyd.

These changes give Royal P&O Nedlloyd an independent future, with control of its own destiny and a single tier top management structure. The integration of our container shipping business – P&O Nedlloyd – has been successful, and we can now move forward as one team with a clear strategy focussed on creating additional value.

Already in 2004, significant steps were taken to secure a successful future for Royal P&O Nedlloyd, including defining our own vision, values and business strategy.

Vision and values

Our vision is as follows:-
"To be the recognised global leader in the point-to-point, full container load shipping market – and recognition will be based on leading financial performance, customer satisfaction and staff engagement".

Financial performance will be benchmarked against our "best in class" competitors.

We are measuring and benchmarking customer satisfaction on a standard global basis and taking steps to ensure we provide a consistent and excellent customer service in all trades and regions.

As an organisation, we believe in fostering four key values in order to achieve those goals:

> Trust – absolute confidence in each other to work in the best interests of the Company.
> Commitment – a passion to deliver on promises made.
> Team – the desire and ability to work as one.
> Fun – to make work more rewarding.

As part of our commitment to staff, we celebrated the launch of Royal P&O Nedlloyd with a Share Gift to all P&O Nedlloyd employees, and in December we introduced an Employee Share Purchase Plan to encourage staff to invest directly in the future of our Company.

Business strategy

P&O Nedlloyd's core business is point-to-point full container load transportation, and our aim is to continue to develop and grow that core business profitably. Furthermore, we hold a 50% interest in Martinair Holland, which we consider non-core.

We also own or have an interest in businesses in the fields of logistics, container terminals and inland operations (road and rail haulage). We will continue to develop our interests in these sectors with the aim of supporting the core business, both to enhance our ability to provide value added services to our customers, and to protect both our costs and our service levels, at a time when terminal/inland infrastructure is coming under pressure in a number of locations.

2004 financial performance for P&O Nedlloyd

2004 was a record year for P&O Nedlloyd, achieving an operating profit of $400.9m compared with an operating profit of $77.0m in 2003 (100% of P&O Nedlloyd's result on a like for like basis).

Revenue increased by 22%, with underlying volumes up 10%, and average freight rates up 13%.

The operating profit margin improved from 1% in 2003 to 6% in 2004.

Bridging the gap

Focus on:
> Financial performance
> Staff engagement
> Customer satisfaction

Bridging the Gap
Nevertheless, we are not satisfied with our performance and have launched the "Bridging the Gap" programme to address three key areas impacting our overall performance.

Financial performance
At the beginning of 2004, it was apparent that for several years P&O Nedlloyd had underperformed its "best in class" competitors (in respect of those for which financial performance is publicly available and can be measured) by around five percentage points of EBIT margin.

We have therefore developed a comprehensive plan to bridge the gap by the end of 2006.

The main area of underperformance has been identified as the Company's lack of focus on yield management. In the past, without the necessary systems, the Company's decision making has been driven more by volume than profitability.

By the end of 2004, we had deployed a new global and integrated IT system ("FOCUS") which for the first time gives a comprehensive yield management system, with complete visibility on the full revenue and costs of every container carried. The system also provides a predictive tool, enabling us to calculate the yield on future business.

Staff engagement
In a business such as ours, which relies on our staff to deliver a high level of customer service, the full engagement of staff in meeting a set of agreed goals is absolutely vital.

Our aim is to ensure that all staff have a proper understanding of their role and how it contributes towards achieving the overall Company goals, that they have the tools and skills to perform effectively, and that their performance is regularly measured and feedback given. An initial staff engagement survey has been completed and will be repeated periodically to ensure that we stay on track.

Customer satisfaction
From the research we have undertaken, three clear messages have emerged:-

> Customers are looking to build long term strategic relationships, where we commit to doing what we do excellently, rather than always seeking to cover 100% of their business requirements, regardless of the fit of those requirements to our core business capabilities;
> Reliability is vital, and customers want us to be clear on our commitments to them, and then deliver "right first time" in our service;
> Customers who deal with us as a global organisation expect to receive reliable, consistent and excellent service wherever in the world they work with us.

We are taking steps to improve our service delivery, particularly in respect of consistency and quality, and will continue to monitor customer feedback.

Our yield management system will enable us to improve our business in many areas including:

> Ensuring that our tariffs and contract rates properly reflect the cost of the specific business being carried;
> Improving the selection of the business;
> Ensuring full revenue recovery when additional costs are incurred at a customer's request;
> Improving the efficiency of our container fleet.

With the system now deployed, the main challenge is to change the culture and management focus of the Company away from volume, and towards yield maximisation. A global "Bridging the Gap" programme – including comprehensive training and performance related pay – has been implemented at virtually all levels and locations in the Company. Initial response is encouraging and we expect to see significant financial benefits from the programme in 2005 and 2006.

Outlook
The outlook for 2005 is positive. Volumes and freight rates remain strong, although increased operational costs, congestion and the weak US Dollar continue to have a negative impact. Our yield management programme was deployed by the end of 2004 as expected, and we anticipate that this will start to bridge the profitability gap with our competitors in 2005.

In overall terms, we currently expect a significant improvement in operating profits for 2005, assuming that current industry and market conditions continue.

Philip Green
Chief Executive Officer

Operational review

Overview

The external environment in 2004 has been particularly favourable. Demand growth has been strong, as a result of a continuing increase in consumer demand, together with the significant growth in "outsourcing", as manufacturers/retailers switch their sourcing to low cost areas, most notably China, but also to other countries in Asia and Latin America.

As a result of these trends, Clarkson Research Studies (a company which conducts independent research on the container shipping industry) estimates that, for the second year running, demand growth has significantly exceeded capacity supply growth, despite the fact that there has also been significant growth in the supply of container tonnage. With strong demand, we saw high levels of dominant leg utilisation in 2004, which provided a favourable climate to continue the programme of freight rate improvement.

However, this exceptional growth has not been without its problems. In the 2004 peak season, our services suffered as a result of congestion both in container terminals, and with rail infrastructure at a number of key locations, particularly on the West Coast of the US. This has had an impact on our costs, particularly through burning additional bunker fuel in order to catch up after port delays. We have been equally concerned about the impact on our service to our customers.

While performance levels have returned close to normal, with further strong trade growth forecast for 2005, minimising the impact of congestion on our service and cost levels will be a major management challenge.

Cost levels have been under pressure generally, in part as a result of the high activity levels. Charter rates have been at high levels, and the price of oil has had an impact on both bunker costs and inland transport costs. In addition, the weakness of the US Dollar has had a negative impact on our results.

Trade performance

All figures quoted refer to 100% of P&O Nedlloyd for the full calendar year and prior year.

Europe trades

Like for like volume growth in 2004 was 11% (allowing for the withdrawal from the unprofitable Europe/West Africa and North Europe/Eastern Mediterranean trades in 2003), with the strongest growth in the Asia/Europe trades (13%).

Average freight rates increased by 12% with significant improvements across most trades.

The Asia/Europe trades benefited from the strength of the Chinese economy and the increasing trend to outsourcing of production by the major retail importers in Europe. Market growth was strong in both directions and P&O Nedlloyd was able to benefit from this with its extensive portfolio of direct weekly container shipping and logistics services. India also emerged as a stronger trading partner with Europe, P&O Nedlloyd being well positioned due to its long standing experience in this trade lane.

Strengthening currencies in Australasia and a reduced interest from the relay operators allowed P&O Nedlloyd to make strong gains with its direct twice-weekly contra-rotating Round the World services between Europe and Australasia.

The Latin American trades witnessed further strong growth in the northbound reefer market to Europe. P&O Nedlloyd has been steadily increasing its capabilities in this segment, and increased its direct services to five per week. The overall market southbound has been less positive and the trades remain structurally imbalanced as importers focus more on the Asia markets for their sourcing.

North America trades

Strong volume growth on the TransPacific trade (17%) was moderated by the impact of congestion on the West Coast, and tight capacity in the second half of the year. As a result, the services via Panama to the East Coast show the strongest growth. However with very limited growth in the trade from the US to Asia, the imbalance on the route worsened. Average freight rates year on year improved by 9%.

Our fleet

In December 2004 our new vessel, the P&O Nedlloyd Mondriaan, entered service on the Asia/Europe route.




P&O Nedlloyd

The P&O Nedlloyd Mondriaan is one of 156 vessels in our fleet and is our first with capacity of 8,450 teu; 10 more will follow within the next two years.

The P&O Nedlloyd Mondriaan, named after the celebrated Dutch abstract painter, is powered with a revolutionary electronically controlled low speed marine diesel engine, which gives unrivalled flexibility with smokeless operation at all speeds, lower fuel consumption, reduced maintenance costs and lower operating speeds for better manoeuvring.



Demand growth has been strong due to a continuing increase in consumer demand and significant growth in "outsourcing" to low cost areas, most notably China, but also to other countries in Asia and Latin America.

In the North Atlantic trade, our volumes declined slightly (-1%), while we have concentrated on revenue improvement (13%) which has had a significant positive impact on our yields.

In the other American trades, volumes have increased on average by 4%, and freight rates by 10%. In the Latin American trades, there has been a significant increase in exports from Brazil, with strong revenue rate recovery supported by tight capacity. The southbound trade has not grown, and therefore imbalance costs have increased.

The services between North America and Australia/New Zealand have seen improvement in both directions, with strong movement of frozen meat to the US, and an improved southbound trade as a result of strong currencies and economic growth in the region.

Asia trades
This trade group enjoyed a buoyant year with strong volume growth (11%) and restoration of revenue rates on all routes, amounting to an average increase of 19%.

The Latin American routes saw the largest recovery, with increases in both import and export volumes and a continued growth of refrigerated cargoes.

Asian exports to West Asia and to Australia/New Zealand were healthy, supported by improved revenue rates.

Whereas the Asian exports to Africa were also good, African exports have suffered from political instabilities and appreciation of currencies.

The regional services (Intra Asia/Trans Tasman/Mercosul) developed positively helped by trade growth and improved revenue rates.

Network expansion
During 2004, we expanded our capacity on a number of routes. Within the Grand Alliance (the operational grouping of five lines through which P&O Nedlloyd serves the main east/west trade routes), we upgraded capacity with the introduction of larger vessels, and also introduced a new service from Asia to the US East Coast via Panama.

On the Europe – East Coast South America trade, we entered into a new partnership with Hamburg Sud, enabling us to offer three sailings a week instead of one.

We also introduced a new service from China to the East Coast of Australia, in response to strong demand on this route.

At the end of the year, a programme started to replace the original vessels which were introduced into the Europe/Southern Africa service ("SAECS") over 25 years ago. They are being replaced with faster vessels with a 50% increase in capacity for refrigerated containers.

Terminal development
The reconstruction of Port Newark Container Terminal (New Jersey), in which P&O Nedlloyd has a 50% interest, is now in its final phase. Performance has improved significantly in the last 12 months.

Euromax Terminal, Rotterdam, in which P&O Nedlloyd has a 50% interest, received final clearance from the European Commission in December 2004, and with development starting this year, the terminal is scheduled to be operational in 2007.

The concession agreement for Antwerp Gateway Terminal, in which P&O Nedlloyd has a 25% interest, was signed in April 2004, and the terminal is scheduled to commence operations in late summer 2005.

P&O Nedlloyd has been successfully nominated as preferred bidder in relation to a lease for Berths 206-209 in the Port of Los Angeles. It is anticipated that final lease terms will be agreed and the lease signed by September 2005 and the terminal will commence operations in June 2006.



P&O Nedlloyd offers a range of value-added logistics services from simple freight management to sophisticated supply chain management.

Customer service

As a global business dedicated to excellent customer service, P&O Nedlloyd recognises the need to deploy its resources appropriately if it is to achieve its vision of being "the recognised global leader in point-to-point full container load shipping".

P&O Nedlloyd has over 10,000 customers worldwide. They operate across a wide range of industries from seasonal commodities to chemicals to automotive parts. For operational purposes they have been grouped into a number of segments (for example freight forwarders and reefer customers) each with specific container shipping requirements.

P&O Nedlloyd has a global sales force, dedicated to managing customer relationships. It comprises both sales and customer service teams.

To establish itself as the global leader in container shipping, as measured by customer satisfaction, P&O Nedlloyd has established a programme to measure current customer satisfaction levels and a global survey is underway across all regions.

The survey uses both quantitative and qualitative methods and seeks customer opinions on a range of topics, including product, customer care, sales, documentation, complaint management, information and competitiveness.

In the surveys completed to date in Europe and North America, P&O Nedlloyd's customers consistently give high marks to the sales team and their knowledge, accessibility and quality of relationship management.

Key customers have recently provided additional feedback to the senior global management team, identifying areas of particular importance including responsive global customer service and their desire for long term partnering.

Together, these initiatives will ensure that P&O Nedlloyd remains focused on its customers and becomes recognised as a global leader in the point-to-point, full container load shipping market.

Our fleet

At the end of 2004, the total P&O Nedlloyd operated fleet, including chartered tonnage, consisted of 156 ships with a total standing capacity of 428,459 slots.

Key developments in 2004 included:

> Nine new vessels were added to the fleet on a long term charter basis;
> P&O Nedlloyd succeeded in implementing the requirement of the International Ship and Port Facility Security Code ("ISPS") across the fleet, well ahead of the required deadlines;
> During September, the Document of Compliance with the International Safety Management Code was successfully renewed, following a verification audit by Lloyds Register;
> In December, P&O Nedlloyd took delivery of one of the largest ships built to date, P&O Nedlloyd Mondriaan, with a nominal capacity of 8,450 teus. This is the first of 11 ships of 8,400 plus teu size that will be delivered over the coming two years; and
> P&O Nedlloyd sold 14 vessels and chartered the vessels back; Reederei Blue Star (a 100% subsidiary of P&O Nedlloyd) signed a ship management contract for the vessels.

More than 40 vessels are due to enter service in the next three years to replenish existing capacity and to cover market growth.

Intermodal

On the European continent P&O Nedlloyd is a partner in the European Rail Shuttle ("ERS") joint venture with Maersk Sealand. ERS has now become to a large extent independent from the national railway companies enabling it to provide a high quality product. In 2004 ERS transported around 400,000 teu and a quarter of this was generated through third parties.

P&O Nedlloyd has been actively developing inland terminals as an extension to the rail network, in Duisburg, Germany ("DIT") and in Bratislava, Slovakia ("Eurokont"). It is the intention that these centres will be developed as hubs to serve their immediate areas.

In the UK, Roadways Container Logistics has had a challenging year. As for all land operations worldwide, there has been an upward pressure on costs primarily driven by fuel and by congestion.

Our people

Staff engagement is key in our agenda, together with financial performance and customer satisfaction because we know that we will only achieve our vision if our people are fully engaged and motivated.





Our core values of Trust, Team, Commitment and Fun are the foundations of our corporate culture.

To support these values, we completed a global staff engagement survey in September 2004 – the overall response rate for which was 86% – asking our people for their views on important issues surrounding their working lives.




Martinair





Photographs (left to right)
The Group owns a 50% share in Martinair Holland, the passenger and cargo airline.

Retail, High Value Consumer Goods, Wines and Chemicals are core customer sectors for P&O Nedlloyd Logistics.

The ability of P&O Nedlloyd to provide customers with quality documentation and accurate up-to-date information, both directly or through our comprehensive E-Commerce suite of applications, is fundamental to P&O Nedlloyd's vision.

Logistics

In 2004 P&O Nedlloyd Logistics experienced a year of further growth, especially in our core customer sectors of Retail, High Value Consumer Goods, Wines and Chemicals. Linked with this has been volume growth in the US, Asia and Latin America.

Our customers are increasing their demand for supply chain visibility and especially connectivity with the parties involved. We have been well positioned with our systems solutions and supply chain management processes to provide these services. With the trend to global buying in retail business and global selling of chemicals and high value consumer goods, our customers now require us to provide more extensive supply chain management services in addition to basic container shipping. With the development of overseas markets in wine, P&O Nedlloyd Logistics has been involved with supermarkets, especially in the UK, to manage their international supply chains. Chemicals are progressively sold from stockholdings closer to final destination rather than produced on order with long delivery times. We have developed new concepts for some of the major petro-chemical companies, including virtual warehousing and pipeline visibility.

It is expected that China's membership of the WTO will increase international buying by retail businesses. It will also force more specialisation of products from other countries. P&O Nedlloyd Logistics has held workshops with authorities and retailers to identify the trends in the market resulting from these changes.

In 2004 we have seen the further integration of our US domestic retail distribution Gilbert Companies in to our global network and end-to-end solution provision. To support this we have renewed warehouse facilities on the West Coast of the US. As a result, we have seen a strong improvement in Gilbert's financial performance compared to 2003.

Damco, our international freight forwarding business, has enjoyed significant organic growth in 2004, particularly in China and Vietnam.

Martinair

The Group owns a 50% share in Martinair Holland, the passenger and cargo airline operating out of Schiphol airport in the Netherlands. The remaining 50% is owned by KLM Royal Dutch Airlines.

Martinair operates passenger flights to approximately 90 destinations throughout the world, providing services on both a chartered and scheduled basis. Martinair also operates cargo flights worldwide and has developed a particular strength as a carrier of "perishables", such as cut flowers, vegetables and fruit. The Group's 50% share of Martinair's operating profit amounted to $14.1m (2003: $13.4m).

The improved operating profit was as a result of Martinair's cargo activities. The number of tonkilometres increased by 8% to 2,916 million especially due to an increase of capacity on the routes towards the Far East and the Americas. In certain areas, excluding surcharges, yields were under pressure.

Martinair's passenger activities had a mixed performance in the year. The long haul volumes grew significantly by 15% to 501 million tonkilometres (2003: 434 million tonkilometres) although average yield fell due to the strong competition. In the short haul passenger business volume fell by 1% to 293 million tonkilometres. In this segment yields (excluding surcharges) were declining as well but especially due to a change in the mix of destinations. Overall the operating profit of Martinair's passenger business was slightly lower than the prior year.

Yield management/FOCUS

The ability of P&O Nedlloyd to provide customers with quality documentation and accurate up-to-date information, both directly or through our comprehensive E-Commerce suite of applications, is fundamental to P&O Nedlloyd's vision to be recognised as a global leader in the point-to-point full container load shipping market.

Over the last four years we have invested extensively in an industry leading, modern and comprehensive integrated system, FOCUS, which provides rich support for our core operational, customer and yield management processes. The technically advanced FOCUS business management and information system is designed to be flexible, process orientated, highly automated and above all global, to ensure our staff and customers have the latest accurate information on all shipments anywhere in the world at the touch of a button.

Our management development philosophy continues to build self-awareness, providing people with opportunities for learning and empowering them to act and learn from their actions.



A key component of FOCUS is "Contribution and Yield management". FOCUS allows sophisticated multi-dimensional analysis of costs and revenues at a micro (single shipment) and macro (vessel, geography, customer) level allowing pro-active profitability management (see Bridging the Gap page 4).

The FOCUS system is now operational in the vast majority of our business. It is a single global system providing full visibility of the shipment life cycle, opening up opportunities for further improvements to the functionality of the P&O Nedlloyd E-Commerce solutions and support for other business processes. FOCUS will deliver improved service to customers, improved quality of documentation, improved accuracy of information and improved contribution management.

P&O Nedlloyd is actively involved in INTTRA, the electronic portal for the liner shipping industry, which continues to expand as more and more of our larger global customers become connected.

Regulatory development

On 13 October, the European Commission published a white paper on the review of regulation 4056/86, the regulation which provides a block exemption for shipping conferences from certain provisions of European competition law.

The white paper proposes that the regulation be repealed, and initiates consultation on an appropriate new regulatory structure for liner shipping services operating to and from the EU.

The European Commission has completed a review of regulation 823/2000 (the consortium regulation, which permits the operation of joint services, alliances etc) and has proposed to extend the regulation, with limited changes, for a further five years.

Our staff

Staff engagement is a key feature of our agenda along with customer satisfaction and financial performance because we know that we will only achieve our vision if our people are fully engaged and motivated.

In 2004 we have strengthened the global capability of our Human Resources and Development team, helping to maximise the potential of all our people.

Leadership and performance management

Building a people-focussed and leadership driven ethos demands rigorous evaluation and this year has seen us working towards a more performance led culture complemented by the initiation of a targeted leadership programme.

Vision and values

Our core values of Trust, Team, Commitment and Fun are the foundations of our corporate culture and were launched globally in July, under our "Vision and Values" programme, uniting our global workforce under our shared goals and objectives and feeding into our performance management system.

Engaging our people

In 2004 we celebrated our launch as a publicly owned company with the P&O Nedlloyd Employee Share Gift to all staff around the world, for which we are proud to have won a prestigious award from Proshare. In December, we introduced the Employee Share Purchase Plan across 80% of our workforce, giving people an opportunity to invest in the future of our Company.

We completed a global staff engagement survey in September with an overall response rate of 86%, asking our people for their views on important issues surrounding their working lives and putting in place a rolling programme of listening, communicating and action.

Fulfiling potential

Our management development philosophy continues to build self-awareness, providing people with opportunities for learning and empowering them to act and learn from their actions.

Towards a sustainable future



CEO Philip Green announced, on 27 October 2004, the launch of the P&O Nedlloyd MEL (Maritime Economics and Logistics) Best Thesis Award at Erasmus University in Rotterdam.

At P&O Nedlloyd we believe we should make a positive contribution to our people, the communities and locations in which we operate. The P&O Nedlloyd report on the environment "Always taking care", published in March 2004, has been well received by our customers and is available on www.ponl.com.

Our next report on sustainability will be issued in 2006 and will chart our performance against our current environmental targets. This will include an outline of our corporate responsibility policy. The report will be produced in accordance with the sustainability reporting guidelines of the Global Reporting Initiative.

Environment

P&O Nedlloyd's approach has developed from understanding our impact on the environment and the interest that we have in developing long-term sustainable alternatives. We take the environment into account at all stages in the lives of our vessels: building, operation and recycling. All our new container ships are built in such a way that 25 years later they can be safely dismantled. Harmful coatings, used previously to paint ships' hulls, were discontinued in the P&O Nedlloyd fleet in 2003, five years ahead of the global ban to be enforced in 2008. As a further step, we have started using non-biocide-releasing anti-fouling paint on hulls, which actually decreases fuel consumption due to reduced friction between the hull and the water.

When our ships come to the end of their life we take their recycling very seriously. We have pioneered environmental techniques for the process in partnership with shipyards in China, providing safety equipment and apparatus. The International Maritime Organisation ("IMO") is investigating how P&O Nedlloyd's Standard Operating Procedure manual can be used as the basis for global regulations governing ship recycling.

In 2004 P&O Nedlloyd was successfully nominated as preferred bidder to operate a "green" terminal in Los Angeles (see page 8). The terminal will use cutting-edge clean air technology, including "cold ironing" enabling ships to turn off their diesel engines whilst docked and plug into onshore electric power.

People

People are important to P&O Nedlloyd: the people who work for P&O Nedlloyd and those living in the societies in which we operate. We support diversity and seek to implement fair and equitable employment policies and to endorse external projects aligned with our philosophy. The China Career Development Programme, in which we are in partnership with the University of Hong Kong, supports internship training for students working in our China headquarters. Where possible, the students will then join P&O Nedlloyd after completing their programme.

Charitable donations

We are also working towards expanding our focus from purely philanthropic project activity to a wider engagement with people and the global community in which we operate. In 2004, we provided shipping and logistics expertise for a project transporting a container load of syringes on behalf of the Salvation Army's mobile clinics from Malaysia to Zimbabwe, where the HIV/AIDs infection rate is one of the highest in the world. This project aims to reduce the transmission rate from the re-use of needles.

Following the tsunami earthquake disaster in the Indian Ocean, the Company responded immediately with a cash donation towards the relief effort. We have also released space on all our direct mainline services to the area for free port-port freight shipments and have been assisting the major aid charities, including the Red Cross, UNICEF, World Food Program and CARE, to ensure that help reaches those in most need.

Industry outlook and development



15
10
5
0
85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04
Source: Clarkson Research Services, Drewry Shipping Consultants

Relationship between GDP growth and container trade growth (% pa)

Container trade growth (Drewry) %
World GDP growth (IMF) %



15
10
5
0
96 97 98 99 00 01 02 03 04 05 06
Source: Clarkson Research Services, February 2005

Supply/demand growth in container shipping (% pa)

Demand
Supply

Demand growth

Over the past 25 years, world container shipping volumes have grown at a compound annual growth rate ("CAGR") in excess of 8%*. Over this period volumes have grown each year on average at approximately 2½ times* the growth in aggregate global GDP, demonstrating the long term growth characteristics of this business.

Total global container shipping volumes moved in 2004 are estimated as approximately 100m teu*, generating an industry turnover of approximately $142 bn*.

Demand growth in recent years has, however, been consistently above the long term trend line, and often at a higher multiple of GDP. Analysts ascribe this to the so-called "outsourcing phenomenon", as sources of production to meet consumer demand in Europe and the US are increasingly moved off shore to areas of low cost production, most notably China, but also other countries within Asia, and Brazil. Moving sources of production to places away from the point of demand creates an additional requirement for long haul container shipping services, creating growth in export volumes from China in particular, and increasing overall global demand for container shipping.

* Source: Clarkson Research Services, Drewry Shipping Consultants

Container ship supply growth

Supply of container tonnage has grown broadly in line with demand, although with short term imbalances between supply and demand, as ship owners and operators have historically had to place orders for new buildings around two years in advance of delivery on the basis of estimating future demand.

The average size of container vessels has also grown with technological developments in ship building, and as operators seek to capitalise on the improved cost economies which come from operating larger ships.

At present, the increased demand for new buildings of all types has put great pressure on ship building capacity, and the lead time from ordering to delivery of container ships has extended as a result to three to four years.

The present order book for container ships represents 51% of the capacity of the present world container ship fleet. However this needs to be put into the context of the longer lead times, so that annual growth rates are still at similar levels to demand growth.

Supply and demand balance

The graph above shows the actual and projected balance between demand and supply growth. In the past three years, demand growth is estimated to have exceeded supply growth, leading to a high utilisation of space on the dominant leg of the main trades, and a favourable environment for increases in freight rates.

Commentators suggest that for 2005, on the basis of estimates such as those of Clarkson, utilisations will remain at similar levels to 2004, given the close balance between supply growth and demand growth.

Predictions for 2006 are more uncertain, but suggest a small excess of supply growth over demand growth, but this could well be mitigated by factors such as:

> Continued momentum in growth of outsourcing;
> Rising volume of long transit trades;
> Congestion in ports/terminals reducing fleet productivity; and
> A catch up on scrapping of elderly and expensive tonnage in response to any softening in the market.

On the other hand, such predictions are based on continued healthy GDP growth, which could be negated by unforeseen negative economic, political or other factors.

Our customers

P&O Nedlloyd has a global sales force – comprising both sales and customer services – dedicated to managing customer relationships.



P&O Nedlloyd's goal is to establish itself as the global leader in container shipping, as measured by customer satisfaction.

We are conducting a global survey, using quantitative and qualitative methods, across all regions to measure current customer satisfaction on a range of topics including: product, customer care, sales, documentation, complaint management, information and competitiveness.






P&O
P&O
P&O
P&O
P&O
P&O
P&O

Financial review



The year ended 31 December 2004 was a year of significant change for the Company, not least due to the reverse listing which led to the 100% ownership of P&O Nedlloyd by Royal P&O Nedlloyd.

Overview

Following the reverse listing, as from April 2004, Royal P&O Nedlloyd's results consolidate 100% of P&O Nedlloyd (and reflect its 50% shareholding prior to that date), together with the results of its 50% interest in Martinair.

The financial results for Royal P&O Nedlloyd, set out on pages 35 to 70 therefore include 100% of the results of P&O Nedlloyd only for the period subsequent to the reverse listing. The standalone results of P&O Nedlloyd for the full year are set out on pages 73 and 74 to provide meaningful year on year comparison.

P&O Nedlloyd's turnover in 2004 increased by 22% to some $6.7bn (2003: $5.5bn) and operating profit was up from $77.0m in 2003 to $400.9m in 2004.

The results of Royal P&O Nedlloyd show an even more dramatic change, due to the full consolidation of P&O Nedlloyd's results from April 2004. Turnover in 2004 was some $5.2bn (2003: nil) and operating profit rose from $52.4m in 2003 to $314.6m in 2004.

Earnings per share

Earnings per share for Royal P&O Nedlloyd for the year were $6.17 (€4.97), up from $0.68 (€0.61) in the prior year. Earnings per share is calculated using profit of $222.1m (2003: $16.3m) and a weighted average number of shares in issue during the year of 36.0m (2003: 23.9m).

The weighted average number of shares reflects the timing of the rights issue during the year. The number of shares in issue subsequent to the rights issue and as at 31 December 2004 was 40.6m.

Dividends

As previously announced, for the year ended 31 December 2004, we intend to pay a dividend of €1 per share, in line with the dividend policy followed by Royal Nedlloyd for the three previous years. Subject to the approval of shareholders at the annual meeting of shareholders on 12 May 2005, this dividend will be paid in May 2005. Starting in 2005, a new dividend policy will apply, whereby dividend payments will be in line with the underlying performance of the business.

Cash flow

Royal P&O Nedlloyd's operating cash flow in the year was strong with a reported operating cash inflow of $620.0m (2003: $14.3m outflow). This strong performance was driven by P&O Nedlloyd which during the full year achieved an operating cash inflow of $679.5m (2003: $380.5m).

During the full year P&O Nedlloyd incurred capital expenditure of $446.0m (2003: $106.4m). During 2004 $186.0m was spent on vessels, primarily related to the exercise of purchase options for vessels currently under operating leases, $176.6m was spent on the acquisition of new containers, $55.8m on computer systems and hardware (principally related to our yield management programme, FOCUS) and $14.0m on terminal developments.

Tax

The tax charge for the year is $18.7m (2003: $5.0m). In common with other shipping companies, P&O Nedlloyd benefits from its participation in the available tonnage tax regimes – principally the UK and the Netherlands. Logistics and other non-shipping activities are subject to standard corporate income tax.

Martinair

In our 2004 Interim Results, we indicated that we would continue to assess the carrying value of our investment. We consider our interest in Martinair to be non-core and due to our view of the volatility of the airline industry generally, we have concluded that it is appropriate to make an exceptional write down of our investment by $77.7m to $136.0m (€100.0m) at 31 December 2004. This exceptional write down is included within net operating costs in the results for the year.

Pensions

The Group operates and participates in a number of pension schemes throughout the world, both defined benefit and defined contribution. All defined benefit schemes are funded schemes.

The principal schemes at 31 December 2004 are in the UK (a defined benefit scheme operated by The Peninsular and Oriental Steam Navigation Company ("P&O Pension Scheme") which was closed to new members on 1 January 2002) and in the Netherlands (a defined contribution scheme participated in by Royal P&O Nedlloyd N.V.).

A pension deficit of $279.9m is included in the balance sheet at 31 December 2004, of which $271.7m relates to the P&O Pension Scheme.

P&O Nedlloyd has decided to withdraw from the P&O Pension Scheme, with effect from 28 February 2005, and establish its own defined benefit scheme for its staff who are currently members of the P&O Pension Scheme. On withdrawal, it is currently anticipated that P&O Nedlloyd will make a special cash contribution of around $130.0m in respect of past service liabilities remaining with the P&O Pension Scheme. As at 31 December 2004, the pension deficit provided in the balance sheet, excluding these past service liabilities remaining with the P&O Pension Scheme, would amount to some $141.7m.

The ongoing contribution in respect of future service pension benefit accrual from the new P&O Nedlloyd scheme in the UK is expected to amount to approximately $13.0m cash per annum. In addition, the Group currently intends to pay a cash contribution of £35.0m towards the actuarial deficit upon set-up of the new P&O Nedlloyd scheme, and will consider further payments to make good the deficit once an independent actuarial valuation has been undertaken in the second half of 2005.

Treasury management

We operate a central Treasury function and strong governance principles are maintained. The key financial risks include interest rate risk, foreign currency risk, commodity risk and credit risk. All policies related to the management of these risks are reviewed and approved by the Board. The Treasury function transacts only in relation to underlying business requirements and in financial instruments and derivatives that have been approved by the Board. No transactions of a speculative nature are undertaken.

The purpose of our Treasury policies and procedures is to ensure appropriate cost-effective funding for the Group at all times and that exposure to financial risks is mitigated.

Financing

The majority of the financing is in the form of finance leases and operating leases. Net debt as at 31 December 2004 was $346.8m (2003: cash – $93.4m). Net debt comprised finance lease creditors of $1,154.2m (2003: nil) and bank loans of $89.6m (2003: nil) less cash and short term deposits of $897.0m (2003: $93.4m). In addition the Company has undrawn committed facilities available to provide additional liquidity if required. As at 31 December 2004 the amount of undrawn committed facilities was $164.5m.

We are in compliance with all covenants related to financing transactions.

Interest rate risk

When entering into financing transactions in relation to capital expenditure, it is our policy to hedge the interest rate risk. The Group uses derivative financial instruments (principally interest rate swaps) to fix the effective interest rate of such financing transactions. It is our policy to maintain over 50% of borrowings at a fixed rate of interest. As at 31 December 2004 $825.0m of borrowings were at fixed rates of interest, either directly or indirectly through swap contracts, representing 66% of total borrowings.

Foreign exchange risk

The functional currency is the US Dollar. When entering into financing transactions in currencies other than the US Dollar, the policy is to hedge this exposure, using forward contracts and options effectively to determine the cash flows relating to these financing transactions in US Dollars.

Operational business is conducted in a large number of foreign currencies. While revenues are to a large extent in US Dollars, many costs are in other currencies, most notably the Euro, Pound Sterling and Japanese Yen. It is our policy to hedge these exposures, generally up to 12 months forward, using primarily forward contracts to mitigate the effect of short term currency fluctuations on the operating profit. As at 31 December 2004 around 50% of the exposure in the Euro, Pound Sterling and Japanese Yen was hedged; the average maturity of the hedges was six months.

Commodity risk

The business is exposed to price movements of bunker fuel. Over 2004 the total consumption of bunker fuel was 3.7 million tonnes. Swaps and options are used to hedge this exposure. As at 31 December 2004, 55% of the anticipated bunker fuel consumption for 2005 was hedged. The average maturity of the hedge contracts was six months.

Credit risk

A large number of major international financial institutions are counter-parties to the interest rate swaps, forward contracts, options and deposits transacted by Royal P&O Nedlloyd. Counter-parties for transactions entered into during the year have a long term credit rating of AA- or better, and credit exposures of counter-parties are monitored and limits imposed on exposure with any one party.

International Financial Reporting Standards

With effect from 1 January 2005, the Company will adopt International Financial Reporting Standards ("IFRS"). The Group is well advanced with its IFRS conversion programme. We anticipate that the most significant impact will be with respect to accounting for financial instruments ("IAS39"), goodwill accounting (covered by "IFRS3") and accounting for pensions ("IAS19").

We will publish the 2004 full year comparatives, restated under IFRS, in May 2005. We do not currently expect IFRS to have a material impact on our results, or net assets, subject to the impacts of financial market movements with regard to IAS39.

David Robbie
Chief Financial Officer

Board of Directors



Top row from left to right
David Robbie, Robert Woods, Louk Ligthart, Rutger van Slobbe.

Bottom row from left to right
Haddo Meijer, Philip Green, Andrew Land, Olav Rakkenes, Nick Luff.

Andrew Land
Chairman,
Non-Executive Director
(65, Canadian)

Former Chairman of the Executive Board of Hagemeyer (1985-1998);
Member of the Supervisory Boards of:
> Aalberts Industries*
> HAL Holding*
> WAVIN

* Dutch listed company

Initial appointment
1993 (as member and since 2002 Chairman of the Supervisory Board of Royal Nedlloyd).

Due to retire in 2006

David Robbie
Chief Financial Officer
(41, British)

Chief Financial Officer of Royal P&O Nedlloyd; Chief Financial Officer of P&O Nedlloyd Container Line Ltd;
Member of the Supervisory Board of Martinair Holland Group.

Initial appointment
May 2004

End of current term
May 2007

Philip Green
Chief Executive Officer
(51, British)

Chief Executive Officer of Royal P&O Nedlloyd; Chief Executive Officer of P&O Nedlloyd Container Line Ltd; Non-Executive Director of SKF; Member of the Advisory Board of the London Business School; Member of the Board of the UK Chamber of Shipping.

Initial appointment
April 2004

End of current term
April 2007

Louk Ligthart
Non-Executive Director
(66, Dutch)

Former Deputy Chairman of the Executive Board of DSM; Member of the Supervisory Board of:
> Hoek Loos (Chairman)
> Nutreco*
> Nutreco Nederland (Chairman)
> IHC/Caland*
> Budelpack

* Dutch listed company

Initial appointment
November 2004

End of current term
November 2007

Nick Luff
Non-Executive Director
(37, British)

Chief Financial Officer of The Peninsular and Oriental Steam Navigation Company; former Non-Executive Director of P&O Nedlloyd Container Line Ltd; Non-Executive Director of QinetiQ Group Plc.

Initial appointment
April 2004

End of current term
April 2007

Haddo Meijer
Non-Executive Director
(61, Dutch)

Former Chairman of the Executive Board of Royal Nedlloyd; Chairman of the:
> Crime Control Platform Rotterdam
> Supervisory Board of INHOLLAND, University for Professional Education
> Board of Nedlloyd Pension Fund

Initial appointment
April 2004

End of current term
April 2007

Rutger van Slobbe
Executive Director
(52, Dutch)

Executive Director of Royal P&O Nedlloyd; Member of the Supervisory Board of:
> Martinair Holland Group
> Port Infolink
> Maritime Research Institute (MARIN)

Initial appointment
November 2004

End of current term
November 2007

Olav Rakkenes
Non-Executive Director
(59, Norwegian)

Former President and CEO of Atlantic Container Line; Member of the Board of Directors of:
> Atlantic Container Line
> EUKOR Carriers
> Gorthon Lines (Vice-Chairman);
Chairman of the Trans-Atlantic Conference Agreement (TACA);
Vice-Chairman of the European Liner Association.

Initial appointment
November 2004

End of current term
November 2007

Robert Woods
Non-Executive Director
(58, British)

Chief Executive Officer of The Peninsular and Oriental Steam Navigation Company; Executive Chairman of P&O Ports; former Non-Executive Director of P&O Nedlloyd Container Line Ltd; Non-Executive Director of John Swire & Sons; Member of the Board of the UK Chamber of Shipping.

Initial appointment
April 2004

End of current term
April 2007

Report of the Board of Directors

Royal P&O Nedlloyd N.V.'s 2004 Annual Report presents the state of affairs of the Company and its financial statements, as per 31 December 2004, and are prepared by the Board of the Company. They were finalised on 2 March 2005 by the Board, after having discussed them with the auditors KPMG Accountants N.V. The Auditors' Report issued by KPMG Accountants N.V. is provided on page 71 of this Report.

P&O/Royal Nedlloyd transaction

Undoubtedly the most important event during the year under review was the agreement with The Peninsular and Oriental Steam Navigation Company ("P&O") to acquire all the shares in P&O Nedlloyd Container Line Ltd and P&O Nedlloyd B.V. held by P&O, followed by the renaming of Royal Nedlloyd N.V. as Royal P&O Nedlloyd N.V. and the subsequent rights issue to subscribe for ordinary shares ("Rights Offering"). The transaction was effected by way of an issue of ordinary shares in the Company and a cash amount. The transaction, together with the renaming and the Rights Offering, which were announced on 2 February 2004, were approved on 23 March 2004 by an Extraordinary General Meeting of shareholders. The transaction was completed on 16 April 2004.

In view of the transaction, the Articles of Association were amended. The amendments included conversion of the priority shares into ordinary shares, cancellation of the protective preference shares, cancellation of the structure regime, the introduction of a one-tier board structure and the renaming of the Company into Royal P&O Nedlloyd N.V.

One-tier Board

The members of the new one-tier Board of Directors were appointed by the Extraordinary General Meeting of shareholders on 23 March 2004. This Board took on the responsibilities for managing and supervising the operational performance of the Company from the Supervisory Board and Executive Board of Royal Nedlloyd N.V. The members of both those Boards stepped down on 16 April 2004, the date of the closing of the transaction and the reverse listing.

Initially the new Board consisted of six members (the CEO and five Non-Executive Directors) with a vacancy for the CFO and two vacancies for Non-Executive Directors. Of the five Non-Executive Directors on the Board, three were non-independent (including Robert Woods and Nick Luff who are appointed by P&O) and two were independent (including the Chairman Andrew Land). At the Annual General Meeting of shareholders, on 6 May 2004, David Robbie was appointed CFO of the Company. During the course of the year, two additional independent Non-Executive Directors were appointed by the Extraordinary General Meeting of shareholders on 11 November 2004: Olav Rakkenes and Louk Ligthart, to fill vacancies on the Board. At the same meeting Rutger van Slobbe was appointed an Executive Director, bringing the total number of Executive Directors to three. The Board accepted the resignation of Mrs Neelie Kroes as Non-Executive Director with effect from 1 September 2004.

Following all changes referred to above, as of 11 November 2004 the Board of Directors was as follows:

Non-Executive Directors:	
Andrew Land, Chairman	(independent)
Louk Ligthart	(independent)
Nick Luff	(non-independent)
Haddo Meijer	(non-independent)
Olav Rakkenes	(independent)
Robert Woods	(non-independent)
Executive Directors:	
Philip Green	CEO
David Robbie	CFO
Rutger van Slobbe	

Meetings of the Board

During the period from 1 January to 16 April, the Supervisory Board met four times, mainly to prepare for the transaction and subsequent changes referred to above and to adopt the annual accounts of 2003. During the remainder of the year the new Board met six times, with all members who were in office during the full year participating in at least four of these meetings. All Board meetings were held at the Company's office in Rotterdam.

During the year under review the Board closely monitored and evaluated the state of affairs and strategic options of P&O Nedlloyd and Martinair. In addition, the Board has taken the necessary steps to implement and roll out a comprehensive corporate governance structure, encompassing a risk management and control system. Steps will be taken during 2005 to further develop the implementation of these initiatives and ensure ongoing review and improvement. A separate report on corporate governance is provided on pages 24 to 28 of this Report.

Board Committees

Audit Committee

During the period from 1 January to 16 April, the Supervisory Board of Royal Nedlloyd fulfiled the Audit Committee function and met with P&O Nedlloyd's Audit Committee to review P&O Nedlloyd's financial statements and prepare for the transaction described above.

During the remainder of the year, the Audit Committee, consisting of Nick Luff and Haddo Meijer, met three times in the presence of the CEO, CFO and the external auditors. At one of these meetings the Audit Committee met with the external auditors without Executive Directors being present. The Committee reviewed the financial statements at the half year and year end, discussed various aspects of IFRS and monitored ongoing risk management and internal control initiatives undertaken by the Company. In addition, the Audit Committee reviewed the effectiveness of internal control systems and identified areas where improvement could be made. The activities undertaken with regard to risk management and internal control are reviewed on page 26.

The Audit Committee is responsible for recommending a firm of auditors of appropriate independence and experience and for the approval of all audit fees and terms. As part of this responsibility the Audit Committee keeps under review the objectivity and independence of the external auditors, including reviewing the nature and extent of the provision of non-audit services. The Audit Committee has adopted a list of prohibited non-audit services from external auditors. The Audit Committee agreed the scope, fees and independence of the external auditor for the audit of the 2004 financial statements of the Company.

At the end of the year the Audit Committee was strengthened with the addition of Louk Ligthart following his appointment to the Board.

Remuneration Committee and Nominations Committee
Following the appointment of Olav Rakkenes and Louk Ligthart on 11 November 2004, the Board was able to form two new Committees, the Remuneration Committee and the Nomination Committee. The new Committees assumed their responsibilities energetically and took forward the work already prepared by the Chairman and individual members of the Board. The Remuneration Report is provided on pages 29 to 32 of this Report.

Members of the three Board Committees as at 31 December 2004 are as follows:

Audit Committee:
Nick Luff, Chairman (until 2005 Annual General Meeting)
Louk Ligthart, Chairman (from 2005 Annual General Meeting)
Haddo Meijer

Remuneration Committee:
Olav Rakkenes, Chairman
Andrew Land
Nick Luff

Nomination Committee:
Andrew Land, Chairman
Olav Rakkenes
Philip Green
Robert Woods

Profile and retirement schedule
The Board has prepared a profile of its size and composition, as well as a retirement schedule, taking into consideration the relevant best practice provisions of the Dutch Corporate Governance Code (the "Code") and the practical requirement to ensure continuity of knowledge and experience in the Board, in order to best carry out its various responsibilities. When taking into consideration the previous terms of appointment of Andrew Land as member of the Supervisory Board of Royal Nedlloyd N.V., he has been a member of the Board for a maximum period of 12 years. In order to accommodate the expected completion of the transformation process and the Board's succession planning, Andrew Land will remain Chairman of the Board until the AGM in 2006. See page 21 for the retirement schedule and the website for both the profile and the retirement schedule.

Functioning of the Board
Due to the numerous changes which took place in 2004 in respect of the management structure of the Company as well as the composition of the Board of Directors, the Board felt that it was neither practical nor appropriate to complete an evaluation of the functioning of the Board of Directors and its individual members during this transition year. It is the Board's firm intention to make such an evaluation during 2005, and the Board will include a reference to these discussions in the 2005 Annual Report.

Corporate governance

General

The Board of Directors supports the principles of the Code, issued in December 2003. The Board endorses the viewpoint that good business practices, including sound and transparent Board proceedings, clear oversight and public accountability, are vital conditions for safeguarding shareholders' trust in the Board and the oversight by shareholders.

The Board is pleased that the Company complies with the vast majority of the principles and best practice provisions ("provisions") as far as they are applicable to the Company. In so far as certain principles or provisions are not or not fully applied, the reasons for non-appliance are explained in this section.

Particular reference is made to the fact that the Company has a one-tier board. Although the Code acknowledges that Dutch companies may have a one-tier board structure (chapter III.8 of the Code), its various provisions are framed primarily for the customary Dutch two-tier board structure and do not specify how they should be applied for a one-tier board structure. In view of the significant differences between these two structures, the proper application of certain provisions to a one-tier company is not always clear. Since the one-tier board structure is Anglo-Saxon in origin, for some events the Board has looked for guidance at best practice customary within the United Kingdom, including the provisions of the Combined Code on Corporate Governance in the United Kingdom ("UK Combined Code").

The Company corporate governance policy will be discussed at the Annual General Meeting of shareholders on 12 May 2005. This section serves as a basis for discussion during that meeting.

Corporate governance structure

Structure and composition of Board of Directors

Royal P&O Nedlloyd has a one-tier board structure. The Board may consist of at least five and at most fifteen members. The current number is nine: six are Non-Executive and three are Executive Directors. The Board intends to expand the number of Board members in order to achieve a majority of seats taken by independent Non-Executive Directors. A proposal to this effect will be presented to shareholders at the Annual General Meeting of shareholders on 12 May 2005. As soon as practicable, the Board will consider the appointment of a Deputy Chairman.

Role and responsibilities

The responsibilities of the Board of Directors and its committees are governed by Dutch law and are further laid down in the Company's Articles of Association and in the internal Board rules.

The internal Board rules, which were adopted by the Board on 28 January 2005 and are published on the Company website, may only be amended with the unanimous consent of the Board. The Board's governance is also regulated by the Relationship Agreement entered into between the Company and The Peninsular and Oriental Steam Navigation Company ("P&O") on 16 April 2004.

The role of the Non-Executive Directors is to supervise the policies of the Executive Directors and the general affairs of the Company and its affiliated companies, as well as to assist the Executive Directors by providing advice. In performing their task, the Non-Executive Directors shall be guided by the interests of the Company and its affiliated enterprise, and shall take into account the relevant interests of the Company's stakeholders. The Executive Directors are together responsible for the management of the Company's operations on a day-to-day basis.

The Board maintains three standing committees: the Nomination Committee, the Audit Committee and the Remuneration Committee. The internal rules for these Committees were newly adopted by the Board on 28 January 2005.

Appointment of Board members

The Nomination Committee is entitled to propose to the Board the nomination of all Non-Executive and Executive Directors, except for the P&O nominees as set out below. The full Board of Directors decides on acceptance of the proposed nominations.

Board members are appointed by the General Meeting of shareholders, subject to certain nomination provisions included in the Articles of Association and in the internal Board rules. Nominations may be binding or non-binding. Generally, qualified quorum and majority requirements must be met to reject a binding nomination. Nominations will not be binding, except for nominations made by P&O (see below) in respect of their nominee Board members.

Appointments will be for a period of three years. After this period Board members may be re-elected, whereby Non-Executive Board members will in principle not serve for a consecutive period of more than four times three years.

The Board of Directors shall determine the remuneration and the further conditions of employment of each of the members of the Board of Directors, whereby the remuneration shall comply with the principles laid down in the remuneration policy. The remuneration policy is prepared by the Remuneration Committee (which also proposes to the Board remuneration for individual Executive Directors) and adopted by the General Meeting of shareholders.

Entitlements of P&O as major shareholder

Under the Relationship Agreement referred to above, P&O is entitled to nominate two Non-Executive Directors. Nick Luff and Robert Woods were appointed Non-Executive Directors as nominees of P&O. P&O's right to continue to have two nominees on the Board depends on P&O's shareholding going forward. P&O will not, under any circumstances, be entitled to nominate more than two Non-Executive Directors and all members of the Board other than the P&O nominated Director(s) shall be independent of P&O.

If P&O sells any of its 25% shareholding or P&O's shareholding is diluted to less than 22.5% of the Company's issued share capital (from time to time), it shall no longer be entitled to nominate two Non-Executive Directors. If following such reduction in its proportionate holding of share capital, P&O holds more than or equal to (i) 15% of the Company's issued ordinary shares by reference to the total number of ordinary shares in issue immediately following transaction completion on 16th April 2004, being a number of 40,635,752 ordinary shares, and (ii) 13.5% of the issued share capital (from time to time), then it shall be entitled to nominate only one Non-Executive Director. If P&O's proportionate holding of share capital falls below either limit (i) or (ii) or both, P&O shall not be entitled to nominate any Non-Executive Directors.

Once P&O ceases to be entitled to nominate either one or two Non-Executive Director(s), it will procure the resignation of the relevant Director(s) as soon as practicable. The Relationship Agreement shall automatically terminate if P&O ceases to have the right to nominate any Non-Executive Director(s). Save as set out in the next paragraph, any subsequent acquisition by P&O of the Company's shares which results in P&O having a holding in the Company share capital above the levels referred to above shall not result in P&O re-establishing the right to nominate one or two Non-Executive Directors.

P&O will not lose its right to nominate Non-Executive Directors due to any dilution of its proportionate holding of shares following a non pre-emptive share issue, provided that it acquires shares in the market (within one month of being permitted to make such a purchase) to return its proportionate shareholding to the level before such dilution.

General meetings of shareholders
The Annual General Meeting of shareholders will be held within a period of six months after the end of the financial year. Other shareholder meetings are held as often as the Board of Directors deems necessary. Furthermore, shareholders who jointly represent at least one-tenth of the issued share capital may request the Board of Directors to convene a general meeting.

Requests made by one or more shareholders collectively representing a value of at least fifteen million euro (EUR 15,000,000) according to the "Officiële Prijscourant" of Euronext Amsterdam (or any other amount that shall be stipulated by Dutch civil law) to put items on the agenda for the general meeting of shareholders, shall be effected by the Board of Directors, if such a request to the Board of Directors has been made at least sixty days before the meeting and if there are no objections because of important company's interest(s), which in the judgement of the Board of Directors should prevail above putting an item on the agenda.

Voting regulations
Each share shall entitle its holder to cast one vote. Except where a particular majority is prescribed by the Articles of Association or by law, all resolutions by the general meeting shall be passed by an absolute majority of the valid votes cast.

The following resolutions, which may only be resolved upon by the general meeting of shareholders, may be passed by an absolute majority, where the Board of Directors has made a proposal to that effect:

(a) amendment of the Company's Articles of Association;
(b) dissolution of the Company;
(c) conversion of the Company into another legal entity;
(d) merger or demerger within the meaning of Part 7 of Book 2 Dutch Civil Code;
(e) issue of new shares;
(f) granting of rights to subscribe for shares;
(g) exclusion or limitation of the preferential subscription rights;
(h) appointment of a Director other than by way of a binding nomination, removal of a Director and suspension of a Director;
(i) disposal of a reserve; and
(j) distribution of dividend in shares in the Company instead of cash.

Where the Board of Directors has not made a proposal to such effect, the aforementioned resolutions may only be passed by a majority of at least two-thirds of the valid votes cast. If the resolution does not secure a majority of two-thirds, it shall nonetheless be passed by an absolute majority of the valid votes cast, provided that this majority represents at least one-third of the issued share capital.

Pursuant to the Relationship Agreement with P&O, certain matters other than those referred to above require the consent of shareholders. Such matters include:

> material acquisitions or disposals;
> major changes of the Company's character, identity or enterprise;
> the appointment and removal of any Director; and
> the adoption of or a material amendment to any bonus or profit-sharing scheme, share option or share incentive scheme, long-term incentive scheme, employee share trust, share ownership plan or retirement benefit scheme.

P&O voting restrictions
For as long as P&O holds more than 20% of the Company's ordinary shares, the maximum number of votes attaching to such ordinary shares held by P&O that it shall be entitled to exercise at a meeting of shareholders shall be a number equal to 20% of the aggregate number of votes capable of being exercised at such meeting by the holders of the entire issued share capital, save in certain circumstances specified in the Relationship Agreement.

P&O will not vote against any nomination made by the Board of Directors in relation to appointments to the Board and will abstain from voting, or vote against, any shareholder proposal to appoint or remove a Director other than where the shareholder proposal has arisen as a result of shareholders overturning the binding nomination of a P&O nominated Director, in which case P&O will not be subject to any such restriction of its voting rights.

Without prejudice to P&O's right to vote on a shareholder proposal to appoint or remove a Director arising as a result of shareholders overturning the binding nomination of a P&O nominated Director, P&O will not vote on the resolutions mentioned in paragraphs (a) to (j) above, unless such matters have been approved by the Board of Directors.

Anti-takeover measures
The Articles of Association of the Company do not provide for anti-takeover measures. There are no other anti-takeover protection mechanisms in place which the Board could use.

Risk management and control system

Following an extensive risk analysis and risk management process review performed in 2003, KPMG Risk Advisory Services produced a number of recommendations for improving governance, risk management and assurance in the Company. In 2004 the Board and senior management commenced the implementation of these recommendations with the aim to establish a proper and effective internal risk management process and control system. For this purpose a Risk Management Committee consisting of the CFO, Senior Directors, senior managers and risk management experts was created at the start of 2004 with the objective to define, sponsor and support all risk management activities within the Company, its main subsidiaries and joint venture investments. The Risk Management Committee, which meets monthly, also evaluates and prioritises the identified key risks forming a threat to the key business processes and the achievement of corporate objectives.

During the year 2004 extensive efforts have been made to create and populate a comprehensive risk register, which includes all main risks identified by senior management of the Company covering all parts of the Company's business activities. This process included various risk analyses of the operational and financial objectives of the Company. The risk register has been set up in a consistent way using a standard measuring grid, which is common in the market. Populating the risk register was achieved through a consistent approach and guidelines, creating and increasing awareness of the importance of risk management and control throughout the Company. Further refinements will continue to be made in order to improve the framework for managing risk and to move to a position which can reasonably be regarded as good practice, especially in the area of assurance testing and risk mitigation plans.

From the risk register a list of 14 top corporate risks has been extracted and reviewed by the Risk Management Committee. Each top risk has been assigned to a senior director of the Company being the key "risk owner". The list has been reviewed and endorsed by the Audit Committee and subsequently by the Board. In addition, a comprehensive Group Risk Management Policy & Process Document has been developed which outlines the Company's risk management policy, provides application guidelines and explains the risk reporting process that is aligned with the business planning cycle.

The Board has further adopted a Corporate Authority Matrix, which sets out the maximum authority levels for different management layers in the Company, for different areas and subjects of the main business processes.

A structure for the risk and assurance organisation within the Company has been developed. Appointments in key positions are expected to be made during the first quarter of 2005 (especially in the area of assurance and internal audit), which will strengthen the development and implementation of the risk management and control system in the Company.

The Audit Committee has received regular updates on the progress of the implementation of the risk management and control system and the development of the policy documents, supporting tools, and the risk and assurance organisational structure and have discussed these at their meetings.

The Board is of the opinion that in 2004 the risk assessment activities have improved significantly. There is visible improvement in the way that risks are understood and reported, particularly in terms of clarity of information gathered, relevance to corporate objectives, and the measurement of risks from a corporate perspective.

In order to consolidate the progress that has been made in this year, the Board will ensure that next steps are focussed upon the measurement and monitoring of risk and assurance information and upon optimisation of the risk register through consistency in risk assessment within the Company. Another key area of attention will be the development and implementation of appropriate risk assurance policies and mitigation measures, in relation to the insurance management and internal audit functions within the Company.

Furthermore, the Board is aware of the continued existence of external risk factors relating to the container shipping industry. These external risk factors are monitored on a regular basis by the Board, especially in respect of a possible impact on the Company's results going forward.

Financial control is based upon an annual budget and quarterly re-forecast, approved by the Board, which is comprised of a consolidation of all the Group's operations. The budget includes monthly profit and loss account together with balance sheet and cashflow information. Results are reported to the Board on a monthly basis together with an analysis of variances to budget and forecast which is prepared by senior finance staff.

During 2004, the Risk Management Committee commissioned an internal audit programme on a number of key business areas and subsidiaries within the Group, and further internal audits will be undertaken in 2005. There is currently no formal internal audit department in the Company, but this function will be established in 2005.

In addition, the Board has undertaken a self-certification exercise in 2004 with the main operating divisions and management of the Company, to confirm that key internal controls were in operation during the year.

Non application and explanation

The Board has established that the Company does not (fully) apply the following best practice provisions of the Code for the reasons stated for each relevant provision.

Best practice provision (summary):		Non/partial appliance, and reason why:
II.2.3	Shares granted to Executive Board members without financial consideration shall be retained for a period of at least five years or until the end of the employment, if this period is shorter.	The proposed long term incentive plan for senior managers ("LTIP", discussed further in the Remuneration Report on page 29), is a three-year deferred performance share plan, whereby shares to be granted vest at the end of the three-year period. LTIP does not contain an obligation to retain such shares. The Company follows common practice in the UK in this respect.
II.2.7	The maximum remuneration in the event of dismissal (of an Executive Board member) is one year's salary (the "fixed" remuneration component). If the maximum of one year's salary would be manifestly unreasonable for a management Board member who is dismissed during his first term in office, such Board member shall be eligible for a severance pay not exceeding twice the annual salary.	The maximum remuneration in the event of dismissal for two Executive Directors, Philip Green and David Robbie, includes bonus and benefits entitlements. If such termination of the contract of Philip Green occurs before 1 January 2006 (i.e. during his first term), he shall be entitled to a further payment equal to 12 months' salary plus bonus and benefits. Furthermore, Philip Green and David Robbie are entitled to a further one year's salary plus bonus and benefits, in case of dismissal within six months of a change of ownership of the Company. (For David Robbie this is only valid in case of change of control prior to 30 June 2005.) The Board considers the redundancy arrangements are justified in view of the need to attract a new CEO and CFO of calibre and vision to lead the transformation of the Company going forward in a highly competitive and consolidating industry. Moreover, these arrangements are more in line with the principles of the UK Combined Code. The third Executive Board member, Rutger van Slobbe, is entitled to a remuneration payment which could exceed two years' salary. In view of the employment term of Mr Van Slobbe of more than 25 years' with P&O Nedlloyd, the Board is of the opinion that his existing contractual and legal severance pay rights are not unreasonable.
III.3.5	A person may be appointed to the Board as Non-Executive Director for a maximum of three four-year terms.	The Company applies a maximum of four three-year terms. The Board considers this to be compliant to the Code.
III.5.1	The regulations (for each Board Committee) shall in any event contain a provision that a maximum of one member of each Committee need not be independent within the meaning of best practice provision III.2.2.	Nomination Committee: The internal rules of the Nomination Committee prescribe that the Committee consists of the CEO and four Non-Executive Directors and that at least two of these four Non-Executive Directors are independent within the meaning of the Code. Currently the composition of the Committee does not comply with this requirement, since only three Non-Executive Directors have been appointed. The Company aims to comply as soon as practicable with the appointment of an additional independent Non-Executive Director to the Committee.

Best Practice Provision:		Non/partial appliance, and reason why:
III.5.1	continued	Audit Committee: The internal rules of the Audit Committee prescribe that at least half of the members of the Audit Committee shall be independent within the meaning of the Code. We have deviated from the Code in order to enable the appointment of both Haddo Meijer and Nick Luff (both not being independent within the meaning of the Code) as Committee members, which was deemed important and valuable in view of their financial expertise. Currently the composition of the Committee does not comply with the prescription referred to above, since only one of its current three members may be deemed to be independent within the meaning of the Code. The Company aims to comply as soon as practicable with the internal rules by appointing one extra independent Non-Executive Director as member of the Committee.
III.8.3	The Management Board (of a one-tier company) shall apply chapter III.5 of this code. The Committees referred to in chapter III.5 shall consist only of Non-Executive Management Board members. (Chapter III.5 deals with the composition and role of Board Committees.)	The composition of the Committees is explained under III.5.1 above. The Nomination Committee consists of, among others, the CEO. The Board follows the practice in the United Kingdom, where the CEO is permitted to be a member of the Nomination Committee.
III.8.4	The majority of the members of the (one-tier) Management Board shall be Non-Executive Directors and are independent within the meaning of best practice provision III.2.2.	The Board currently consists of six Non-Executive and three executive members. The following Non-Executive Directors are deemed independent within the meaning of provision III.2.2: > Andrew Land, Chairman > Louk Ligthart > Olav Rakkenes The majority of the Board members are Non-Executive Directors, but the majority are not independent within the meaning of the Code. A proposal to increase the number of independent Non-Executive Directors will be presented to shareholders at the Annual General Meeting on 12 May 2005. It is the intention of the Board to nominate further independent Non-Executive Board members as soon as practicable in order to achieve compliance with this requirement.
IV.1.1	The General Meeting of shareholders may pass a resolution to cancel the binding nature of a nomination for the appointment of a Board member and/or a resolution to dismiss a Board member by an absolute majority of the votes cast. It may be provided that this majority should represent a given proportion of the issued capital, which proportion may not exceed one third. If this proportion of the capital is not represented at the meeting, but an absolute majority of the votes cast is in favour of a resolution to cancel the binding nature of a nomination, or to dismiss a Board member, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless of the proportion of the capital represented at the meeting.	The provisions in the Articles of Association concerning the appointment of the members of the Board of Directors by way of a binding nomination (article 13.2) are inconsistent with this provision, as the majority and proportion requirements are more strict. Only in the event however of the nomination of a P&O Board member shall the Board – pursuant to the relevant provision of the Relationship Agreement with P&O – prepare a binding nomination. For all the other nominations a non-binding nomination in accordance with article 13.3 of the Articles of Association shall be made.

Directors' remuneration report

1 Remuneration Committee
The Remuneration Committee consists of three Non-Executive Directors, and is chaired by Olav Rakkenes. The other members are Andrew Land and Nick Luff. The Committee was formally constituted with the expansion of the Board in November 2004 and met once during the year, but remuneration policy, structure and draft regulations for the Committee were regularly discussed during the year amongst the Board.
The tasks and responsibilities of the Remuneration Committee are as set out in Annex E of the Internal Rules of the Board and published on our website. The Committee received independent support and advice on several matters concerning the Directors' remuneration from outside consultants, notably Hay Group. In addition, the Committee consulted with Philip Green ("CEO") as appropriate with regard to its proposals relating to the remuneration of the other Executive Directors.

2 Policy
The remuneration policy's objectives are to attract, retain, motivate and reward people of the highest calibre and experience needed to shape and execute strategy and deliver shareholder value in the context of an ever more competitive and increasingly global employment market.

The strategy embarked on with the transaction and reverse listing of the Company in April 2004 has brought with it increased emphasis on variable components, matched to performance-based criteria. Our remuneration structure has four main elements: a fixed base salary, an annual cash bonus (Senior Management Incentive Scheme, "SMIS"), a long term incentive plan ("LTIP"), and pension arrangements.

The current SMIS and LTIP plans are cash based and contain the following key elements:

> **SMIS** – The maximum percentage of base salary available through the SMIS for 2004 was 75% at the Executive Director level with reducing percentages for other levels of participants. The criteria for measurement include profit before tax, number of days sales outstanding (DSO) and individual key objectives (IKO). There is an initial hurdle to be achieved on profit before tax and DSO at which point a minimum bonus is payable, with a straight line progression thereafter to maximum payment at (or above) target. The balance of the maximum bonus potential is made up of achievement of IKO targets.

> **LTIP** – The maximum percentage of base salary available through the LTIP is 150% at the Executive Director level with reducing percentages for other levels of participants. The performance criteria for LTIP is average return on capital employed (ROCE) over the second and third years within a three year period (weighted 2:1 in favour of year three). There is an initial hurdle to be achieved at which point a minimum bonus is payable, with a straight line progression thereafter to maximum payment at (or above) target.

Proposed remuneration policy
The newly formulated remuneration policy of the Company for 2005 and subsequent years was agreed by the Board of Directors, upon recommendation by the Remuneration Committee, on 2 March 2005. The Remuneration Committee's proposed policy includes an annual review of Executive Directors' remuneration based on an independent assessment of market practice in the UK, as P&O Nedlloyd's operational head office is located in London. The Board of Directors will discuss the remuneration policy with shareholders at the Annual General Meeting on 12 May 2005.

Key elements of the proposed remuneration policy are:

a) Both fixed and variable remuneration elements are designed to be competitive and reflect the current market position. The objective is to establish fixed base salary levels within 20% of the market median, with variable awards designed to deliver a total compensation package at the upper quartile for excellent performance. Total remuneration (fixed and variable) is capped at three times base salary.

   To achieve the desired market position in fixed and variable remuneration, all roles are evaluated and compared with similar jobs in the external market by Hay Group.
   Base salaries of Executive Directors are set at levels which reflect the level of responsibility of the Executive Directors concerned and ensure that they are competitive with pay for Executive Directors holding equivalent positions in comparable global companies. The benchmark levels represent remuneration data across industries and reflect factors including company size, reporting level, international accountability and global developments in the container shipping industry.

b) All variable elements of the compensation package are dependent on the achievement of a series of Company and individual targets. Maximum payment from any of the schemes is only possible where stretch targets are achieved.

   The terms of existing SMIS and LTIP have been reviewed to provide improved balance within the overall compensation package and to align better with the needs of the business and competitor practices. For 2005 and subsequent years the key elements of the proposed new schemes are:

   > **SMIS** – The maximum percentage of base salary available through the SMIS for 2005 will be 75% at the Executive Director level with reducing percentages for other levels of participants. The eligibility criteria are being reviewed and payment will continue to be based on the achievement of individual and business performance targets (see page 30).

   > **LTIP** – The current LTIP plan is being replaced by a three year scheme based on the award of performance shares. The maximum percentage of base salary available within the new scheme is 150% for the CEO, 125% for the other Executive Directors, with reducing percentages for other levels of participants. Payment will continue to be based on the achievement of performance targets (see page 30).

The Board retains sole discretion to amend or remove the schemes and/or to amend the targets where extraordinary events occur that are outside the control of the Company during the period of the bonus cycles.

The new measures applicable to both SMIS and LTIP are made up of a combination of:

> Earnings Before Interest & Tax ("EBIT");
> Earnings Per Share ("EPS");
> Free Cash Flow;
> Total Shareholder Return ("TSR", being the change in share price plus dividends reinvested, as compared to the FTSE and AEX indices);
> Bridging the Gap (based on EBIT per teu compared to a peer group of five other container shipping companies, being OOCL, APL, CP Ships, Hapag Lloyd, and CMA-CGM); and
> Individual Key Objectives ("IKO").

Each measure is weighted as a percentage of the maximum award and payment for each measure is based on the level of the target achieved. Payments will only be made where a threshold EBIT is achieved. Applicable levels are established annually.

c) Board appointments are made for a period of three years. Termination of the appointments will require the Company and the employee to provide twelve months notice, except for David Robbie who has a notice period of six months to give to the Company. Termination for redundancy will not attract any additional compensation except for additional compensation based on service contracts with the Company. See also page 27 under Corporate Governance.

d) The Company provides pension arrangements for the majority of employees. The contribution levels vary on a country by country basis to meet the provisions of pension arrangements which have been agreed. Current arrangements for our Executive Directors are based on 20% of base salary and contributions are made to the relevant pension schemes subject to regulatory requirements.

e) The Company does not provide any enhanced arrangements for the provision of early retirement to Board members.

3 Remuneration of Executive Directors

Base salary
The base salary of each Executive Director is given in the table set out in section 6 opposite.

Incentive schemes
Under the SMIS, Philip Green may receive a bonus of up to 30% of his annual base salary for 2004 (pro rata), and up to 75% of his annual base salary thereafter. David Robbie may receive a bonus up to 60% of his annual base salary for 2004 (pro rata) and 75% thereafter. Rutger van Slobbe may receive a bonus up to 45% of his annual base salary for 2004, and up to 75% of his annual salary for 2005.

Under the LTIP, due to the different appointment dates of the Executive Directors during the year 2004, awards are calculated on a pro rata basis for the period of service as Executive Director during the relevant award period.

Philip Green and Rutger van Slobbe are also eligible to participate in the LTIP-2002 related to performance during the financial years 2003 and 2004. Awards are calculated on a pro rata basis for the period of service as Executive Director during the relevant award period, and maximum amounts payable in March 2005 are included in the remuneration table set out in section 6 opposite.

The total award pursuant to the LTIP-2003 relates to performance during the financial years 2004 and 2005, and pay-out (subject to meeting performance criteria) will be in 2006. In addition to the emoluments disclosed in the table set out in section 6 opposite, the following amounts have been accrued in the Group's results for awards potentially arising under the LTIP-2003 scheme for individual Directors: Philip Green: $535,000; David Robbie: $130,000; Rutger van Slobbe: $56,000.

Haddo Meijer in his capacity as Chairman of the former Executive Board of Royal Nedlloyd N.V. has received a performance bonus relating to 2004. In addition Mr. Meijer is entitled to a payment under the LTIP-2002 scheme.

Incidental bonuses
In 2004 bonuses were paid to the Chairman of the former Executive Board of Royal Nedlloyd N.V. and his predecessor in relation to completion of the share transaction and reverse listing in April 2004, pursuant to agreements entered into in 2002 and 2001 respectively, regarding strategic transactions in respect of P&O Nedlloyd.

Bonuses of £535,000 and £130,000 were paid to Philip Green and David Robbie, in respect of the reverse listing, intended to enable them both to increase their share ownership. This bonus was decided upon in the discretion of the Board of Directors, and as agreed, Philip Green acquired 12,221 shares and David Robbie acquired 2,962 shares with the after tax cash received. Both Directors have agreed not to sell these shares for three years from the date of purchase. Since the bonuses are related to the one-time listing and were used to invest in shares, they have not been included in the remuneration table in section 6 opposite, but are included in the share ownership table in section 7 on page 32.

4 Service contracts

The Executive Directors have service contracts, the duration of which will continue until termination on expiry of the agreed notice period. This notice period is twelve months, with the exception of David Robbie who has a notice period of six months for notice to be given to the Company. The contracts will terminate automatically on reaching the agreed retirement age, which is 63 for Philip Green and David Robbie, and 60 for Rutger van Slobbe. Philip Green will receive a retention bonus of 45% of his annual base salary, provided he is still employed by the Company on 1 March 2005. The bonus is payable in March 2005.

The contracts call for an annual review of the base salary component of the remuneration package. If their service contracts are terminated other than for good cause, Philip Green and David Robbie will each be entitled to a payment of 12 months' salary plus bonus and benefits. If such termination of the contract of Philip Green occurs before 1 January 2006 (i.e. during his first term) he shall be entitled to a further payment equal to a further 12 months' salary plus bonus and benefits.

Furthermore, both Philip Green and David Robbie are entitled to a further payment equal to twelve months' salary plus bonus and benefits, if their service contracts are terminated (including by way of constructive dismissal) within six months of a change of control of the Company. This entitlement for David Robbie is only valid if such change of control occurs prior to 30 June 2005. See also page 27 under Corporate Governance.

5 Remuneration of Non-Executive Directors

The remuneration of Non-Executive Directors is decided by the Board. Non-Executive Directors receive a base fee as well as compensation for additional services such as being a member of or chairing a Board Committee. Non-Executive Directors are not eligible for incentive schemes or other benefits.

Upon formation of the new Board of Directors in April 2004, following the completion of the reverse listing, the Board decided to slightly increase the remuneration levels for Non-Executive Directors in anticipation of the increased time commitment of Non-Executive Directors in the newly structured Board of Directors, together with the increased complexity and responsibility of their role.

The remuneration of Non-Executive Directors in the period from 16 April and ending 31 December 2004 was based on the following structure:

Base fee:	€36,000 per annum
Base fee of the Chairman:	€45,000 per annum
Committee membership fee:	€10,000 per annum
Committee chairmanship fee:	€20,000 per annum

The Remuneration Committee has further reviewed the current levels of remuneration against industry standards of one-tier boards and the need to recruit and retain the high calibre candidates that the Board wishes to engage. As a result of their findings, the remuneration levels of Non-Executive Directors, effective as of 1 January 2005, are:

Base fee:	€50,000 per annum
Base fee of the Chairman:	€120,000 per annum*
Audit Committee membership fee:	€12,500 per annum
Audit Committee chairmanship fee:	€25,000 per annum
Remuneration Committee membership fee:	€10,000 per annum
Remuneration Committee chairmanship fee:	€20,000 per annum

* *Includes Nomination Committee chairmanship*

6 Details of Directors' remuneration

($ 000)

	Period of service in 2004	Salaries and fees	Bonuses and incentive scheme	Pensions and benefits	Total 2004	Total 2003
Executive Directors/members of Executive Board						
Haddo Meijer	1 January – 16 April	210	1,196 4)	–	1,406	923 8)
Philip Green	16 April – 31 December	713 1)	1,071 5)	155 7)	1,939	–
David Robbie	6 May – 31 December	384 2)	238 5)	95 7)	717	–
Rutger van Slobbe	11 November – 31 December	75 3)	105 5)	16 7)	196	–
Non-Executive Directors/members of Supervisory Board						
Andrew Land	1 January – 31 December	57	–	–	57	43
Leo Berndsen	1 January – 16 April	12	619 6)	–	631	36
Neelie Kroes	1 January – 31 August	26	–	–	26	30
Henk van Wijk	1 January – 16 April	10	–	–	10	30
Haddo Meijer	16 April – 31 December	33	–	–	33	–
Robert Woods	16 April – 31 December	37 9)	–	–	37	–
Nick Luff	16 April – 31 December	47 9)	–	–	47	–
Olav Rakkenes	11 November – 31 December	9	–	–	9	–
Louk Ligthart	11 November – 31 December	6	–	–	6	–
		1,619	3,229	266	5,114	1,062

1) Annual base salary is £550,000.
2) Annual base salary is £325,000.
3) Annual base salary is £295,000.
4) Bonus following completion of P&O Nedlloyd acquisition (see Information Memorandum on page 103), pursuant to an agreement entered into in 2002, plus LTIP-2002 scheme, and 2004 performance bonus.
5) Figures indicate maximum pay-out of SMIS in relation to 2004 performance and LTIP-2002 scheme, hence subject to evaluation of meeting company and personal performance criteria; figures are calculated pro rata for the relevant period in 2004.
6) Bonus following completion of P&O Nedlloyd acquisition (see Information Memorandum on page 103), pursuant to an agreement entered into in 2001 when he was Chairman of the Executive Board of Koninklijke Nedlloyd N.V..
7) Benefits comprise all taxable benefits arising from employment by the Company. These include the provision of a company car (or cash equivalent), private health insurance, life insurance, pension contributions and cash equivalent payments in respect of pension contributions.
8) The 2003 remuneration for Haddo Meijer has been adjusted to reflect the amount relating to that year rather than the date of cash paid.
9) Fees in respect of Robert Woods and Nick Luff are paid to The Peninsular and Oriental Steam Navigation Company directly.

7 Director's interests in securities

At 31 December 2004 the ownership of Directors in the Company's shares was as follows:

	31 December 2004	31 December 2003*
Andrew Land	–	–
Philip Green	15,221	–
David Robbie	4,462	–
Rutger van Slobbe	1,876	1,866
Haddo Meijer	79,307	55,514
Robert Woods	–	–
Nick Luff	–	–
Olav Rakkenes	–	–
Louk Ligthart	–	–

It should be noted that Robert Woods and Nick Luff are directors of The Peninsular and Oriental Steam Navigation Company, which owns 10,158,938 shares in the Company.

* Or at date of appointment, if later

Rotterdam, 2 March 2005

The Board of Directors
Andrew Land, Chairman
Philip Green
Louk Ligthart
Nick Luff
Haddo Meijer
Olav Rakkenes
David Robbie
Rutger van Slobbe
Robert Woods

Financial statements

Contents

Auditors' report

Introduction
We have audited the consolidated financial statements of Royal P&O Nedlloyd N.V. as of 31 December 2004, appearing on pages 35 to 61. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the consolidated financial statements, appearing on pages 35 to 61 present fairly, in all material respects, the financial position of Royal P&O Nedlloyd N.V. as of 31 December 2004 and the result of its operations and its cash flows for the year ended 31 December 2004, in accordance with United Kingdom Accounting Standards.

KPMG Accountants N.V.
Rotterdam, 2 March 2005

Consolidated profit and loss account

for the year ended 31 December 2004

		2004			2003
		Continuing activities			
			Acquisitions	Total	
	Note	$m	$m	$m	$m
Turnover: Group and share of joint ventures		1,335.7	5,281.5	6,617.2	3,315.9
Less: share of joint ventures' turnover		(1,335.7)	(47.7)	(1,383.4)	(3,315.9)
Group turnover	2	–	5,233.8	5,233.8	–
Net operating costs	3	(7.8)	(4,858.4)	(4,866.2)	0.5
Exceptional write-down of Martinair investment	12(b)	(77.7)	–	(77.7)	–
		(85.5)	(4,858.4)	(4,943.9)	0.5
Group operating (loss)/profit		(85.5)	375.4	289.9	0.5
Share of operating results of: Joint ventures					
P&O Nedlloyd (pre-acquisition)				10.4	38.5
Martinair				14.1	13.4
Others				0.7	–
				25.2	51.9
Associates				(0.5)	–
Total operating profit: Group and share of joint ventures and associates				314.6	52.4
Profit/(loss) on sale of fixed assets				1.2	(0.6)
Profit on ordinary activities before interest and taxation				315.8	51.8
Net interest payable and similar items	6			(70.5)	(27.7)
Profit on ordinary activities before taxation				245.3	24.1
Tax on profit on ordinary activities	7			(18.7)	(5.0)
Profit on ordinary activities after taxation				226.6	19.1
Equity minority interests	20			(4.5)	(2.8)
Profit for the financial year				222.1	16.3
Dividends	8			(55.3)	(26.8)
Retained profit/(loss) for the financial year transferred to reserves	19			166.8	(10.5)
Basic and diluted earnings per ordinary share (US$)	9			6.17	0.68
Basic and diluted earnings per ordinary share (€)				4.97	0.61

Balance sheets
as at 31 December 2004

	Note	Group 2004 $m	Group 2003 $m	Company 2004 $m	Company 2003 $m
Fixed assets					
Intangible assets	10	235.8	–	–	–
Tangible assets	11	1,934.3	1.4	–	–
Investments:	12				
Subsidiaries		–	–	1,349.6	308.3
Joint ventures				17.6	16.3
Share of gross assets		497.8	2,177.3		
Share of gross liabilities		(350.7)	(1,372.8)		
		147.1	804.5		
Associates		15.6	–	–	–
Trade investments		15.3	–	–	–
		178.0	804.5	1,367.2	324.6
		2,348.1	805.9	1,367.2	324.6
Current assets					
Stocks and work in progress	13	313.7	–	–	–
Debtors (Group includes $87.8m (2003: nil) due after more than one year)	14	1,115.8	6.5	164.2	932.1
Cash and short term deposits		897.0	93.4	–	–
		2,326.5	99.9	164.2	932.1
Creditors: amounts falling due within one year	15	(1,732.7)	(41.1)	(55.3)	(28.6)
Net current assets		593.8	58.8	108.9	903.5
Total assets less current liabilities		2,941.9	864.7	1,476.1	1,228.1
Creditors: amounts falling due after more than one year	16	(1,157.8)	–	(130.5)	(406.9)
Provisions for liabilities and charges	17	(379.4)	(35.1)	(31.5)	(32.7)
Net assets		1,404.7	829.6	1,314.1	788.5
Capital and reserves					
Called up share capital	18	50.1	26.8	50.1	26.8
Share premium account	19	649.1	88.5	649.1	88.5
Profit and loss account	19	684.5	714.3	614.9	673.2
Equity shareholders' funds		1,383.7	829.6	1,314.1	788.5
Equity minority interests	20	21.0	–	–	–
		1,404.7	829.6	1,314.1	788.5

Consolidated cash flow statement
for the year ended 31 December 2004

	Note	2004 $m	2004 $m	2003 $m	2003 $m
Net cash inflow/(outflow) from operating activities	21(a)		620.0		(14.3)
Dividends from joint ventures and associates			1.1		–
Returns on investments and servicing of finance					
Interest received		11.9		2.7	
Dividends received		0.7		–	
Interest paid		(3.9)		–	
Finance lease interest paid		(68.1)		–	
			(59.4)		2.7
Taxation			(12.0)		–
Capital expenditure and financial investment					
Purchase of fixed assets		(269.6)		–	
Purchase of investments		(8.8)		–	
Sale of fixed assets and investments		19.4		–	
			(259.0)		–
Acquisitions					
Purchase of subsidiary	12(d)	(280.8)		–	
Net cash acquired		249.4		–	
			(31.4)		–
Equity dividends paid			(26.8)		(27.4)
Net cash inflow/(outflow) before financing			232.5		(39.0)
Financing					
Issue of shares		211.8		–	
Loan repayment		(195.4)		–	
Finance lease capital payments		(107.4)		–	
Finance lease drawdown		660.0		–	
			569.0		–
Increase/(decrease) in cash	21(b)		801.5		(39.0)

Statement of Group total recognised gains and losses for the year ended 31 December 2004

	2004 $m	2003 $m
Profit for the financial year attributable to shareholders	222.1	16.3
Reserve arising on acquisition accounting (note 12(d))	(214.1)	-
Currency translation differences on foreign currency investments	17.5	(116.7)
Total recognised gains and losses for the financial year	25.5	(100.4)

There are no material recognised gains or losses of joint ventures or associates that are not included in the consolidated profit and loss account.

Reconciliations of movements in equity shareholders' funds for the year ended 31 December 2004

	Group		Company	
	2004 $m	2003 $m	2004 $m	2003 $m
Total recognised gains and losses for the year	25.5	(100.4)	(3.0)	(111.2)
Dividends	(55.3)	(26.8)	(55.3)	(26.8)
New shares issued to the market	230.3	-	230.3	-
New shares issued to P&O	372.1	-	372.1	-
Expenses of share issues	(18.5)	-	(18.5)	-
Net increase/(decrease) in shareholders' funds	554.1	(127.2)	525.6	(138.0)
Equity shareholders' funds at the beginning of the year	829.6	956.8	788.5	926.5
Equity shareholders' funds at the end of the year	1,383.7	829.6	1,314.1	788.5

Notes to the accounts

1. Accounting policies

The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's accounts.

(a) Accounting convention

The accounts are prepared on the historical cost basis and in accordance with applicable Dutch and United Kingdom accounting standards ("Dutch GAAP" and "UK GAAP"). The primary accounts on pages 35 to 38 are prepared in accordance with UK GAAP. A reconciliation of profit and net assets under Dutch and UK accounting standards is presented on page 62, together with Dutch GAAP primary statements and additional disclosures.

As indicated in the Information Memorandum dated 8 March 2004, following the reverse listing the Company changed its reporting currency from the Euro to the United States dollar and also applied UK GAAP to its primary financial statements. The change of reporting currency reflected the practice within the Group's major subsidiary which operates in an environment where the US Dollar is the principal currency of operation. Accordingly the comparative figures have been restated to reflect these changes.

These accounts are a translation of the Dutch language version of the accounts. The Dutch language version will prevail in matters of interpretation.

(b) Basis of consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries (including the UK partnership in which they participate) together with the Group's interest in its associates and joint ventures. The acquisition method of accounting has been used. Under this method, the results of subsidiaries acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

A subsidiary is an undertaking in which the Group holds a long term interest in excess of 50% of the share capital and over which it is able to exercise control.

An associate is an undertaking in which the Group has a long term interest, usually from 20% to 50% of the equity voting rights and over which it exercises significant influence. The Group's share of the profits less losses of associates is included in the consolidated profit and loss account and its interest in their net assets (other than goodwill) is included in investments in the consolidated balance sheet.

A joint venture is an undertaking in which the Group has a long term interest and over which it exercises joint control. The Group's share of the profits less losses of joint ventures is included in the consolidated profit and loss account and its interest in their net assets, other than goodwill, is included in investments in the consolidated balance sheet.

Under UK GAAP, the results of associates and joint ventures are, where necessary, adjusted to UK GAAP before consolidation in the Group results.

(c) Goodwill

Purchased goodwill (representing the excess of the fair value of consideration given plus any associated costs over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life, determined on each individual acquisition.

In the Company's accounts, investments in subsidiary undertakings are stated at cost less amounts written off for any impairment in value.

(d) Turnover

Turnover represents the amounts receivable from customers, excluding sales related taxes, in respect of shipping and transport operations when delivery to the final destination is completed during the accounting period. Turnover includes the amount invoiced to partner shipping lines in respect of the supply of excess slot capacity.

(e) Group operating profit

Group operating profit includes the results of all shipping and transport operations completed during the accounting period. Revenue and costs in respect of such operations which are not complete at the end of the period are carried forward as "Deferred Income" and within "Stocks and work in progress" respectively. The Company participates in certain operating arrangements with other shipping lines. The results thereof are accounted for on an accruals basis, estimates being used to the extent that final information is not available.

1 Accounting policies *continued*

(f) Foreign currencies
The Company's functional currency is the US Dollar. For the year ended 31 December 2004 the major US Dollar exchange rates were:

	2004		2003	
US$1:	Average	Year end	Average	Year end
Euro	0.805	0.735	0.886	0.797
Pound Sterling	0.546	0.521	0.612	0.563
Japanese Yen	107.98	103.86	116.01	107.01

Transactions denominated in foreign currencies are translated at the exchange rate ruling on the date on which each transaction occurs or at the rate specified in any related forward exchange contract. At each balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at that date or at the rates specified in any related forward exchange contracts. The results of subsidiaries and branches which have currencies of operation other than US Dollars have been translated at average exchange rates.

Exchange differences arising from the translation of the opening net assets of subsidiaries, associates and joint ventures which have currencies of operation other than US Dollars and any related long term loans are taken to reserves, together with the differences arising when the profit and loss accounts are translated at average rates and compared with rates ruling at the year end. Other exchange differences are taken to the profit and loss account.

(g) Fixed assets
(i) Properties are included in the accounts at their cost to the Group. Freehold buildings are depreciated on a straight line basis over 50 years. Long leasehold buildings and short leasehold land and buildings are depreciated on a straight line basis over the remaining life of the lease or 50 years, whichever is the shorter.

(ii) Interest incurred in respect of payments on account of assets under construction is capitalised to the cost of the asset concerned.

(iii) Depreciation of other fixed assets is calculated on a straight line basis so as to write off their cost, including interest capitalised during construction, less their estimated residual value over their expected useful lives, which are normally:

> Container ships – 25 years

> Containers and trailers – 10-15 years

> Other plant and equipment – 4-15 years

> Computer equipment and software – 4-7 years

(iv) An element of the cost of an acquired ship is attributed at acquisition to its service potential reflecting its maintenance condition. This cost is amortised over the period to the next dry-docking or the remaining life of the ship. Costs incurred on subsequent dry-docking of ships are capitalised as part of tangible fixed assets and expensed over the period to the next dry-docking.

(h) Finance leases and similar arrangements
Assets acquired under finance leases, being leases that transfer substantially all the risks and rewards of ownership of an asset to the lessee, are capitalised and the outstanding future lease obligations are shown in creditors. Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

(i) Stocks and work in progress
Stocks and work in progress are stated at the lower of cost and net realisable value. Cost is determined using the first-in-first-out principle.

Stocks comprise primarily bunker stocks held on board ship. Work in progress represents costs incurred on uncompleted voyages.

(j) Cash and liquid resources
Cash, for the purposes of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand. Liquid resources are current assets which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits (other than cash).

1. Accounting policies *continued*

(k) Deferred taxation
In accordance with Financial Reporting Standard 19 "Deferred Tax", deferred taxation is provided fully and on a non-discounted basis at future enacted or substantially enacted corporation tax rates in respect of timing differences and available carry forward losses between profits computed for taxation and accounts purposes. Deferred tax assets are recognised to the extent that their recovery is deemed more likely than not.

(l) Pension schemes
Under UK GAAP, pension costs have been accounted for under Statement of Standard Accounting Practice 24 "Accounting for pension costs". The Group has complied with the transitional disclosure requirements of Financial Reporting Standard 17 "Retirement benefits".

Contributions in respect of defined benefit pension schemes are calculated as a percentage, agreed on actuarial advice, of the pensionable salaries of employees. The cost of providing pensions is charged to the profit and loss account over the periods benefiting from the service of employees.

Contributions in respect of defined contribution pension schemes are charged to the profit and loss account when they are payable.

(m) Derivative financial instruments
The Group uses derivative financial instruments to hedge its exposure to fluctuations in interest rates, exchange rates and bunker fuel prices. Amounts payable or receivable in respect of interest rate derivatives are recognised on an accruals basis over the life of the instrument. Gains and losses in respect of exchange rate and bunker fuel derivatives used for hedging purposes are recognised in the financial statements when the hedged exposure itself is recognised.

2. Analysis of Group turnover

By geographical area:	2004 Container shipping Origin $m	2004 Container shipping Destination $m	2004 Logistics and other Origin $m	2004 Logistics and other Destination $m	2004 Total Origin $m	2004 Total Destination $m
Far East and Asia	2,397.3	702.7	76.2	88.3	2,473.5	791.0
Europe	899.5	1,377.2	356.0	300.0	1,255.5	1,677.2
North America	438.4	1,095.4	80.1	111.5	518.5	1,206.9
South America	375.3	426.6	11.7	13.2	387.0	439.8
Australasia and Pacific	300.2	359.1	32.6	45.2	332.8	404.3
Africa	130.0	305.0	61.6	62.4	191.6	367.4
Middle East	66.9	341.6	8.0	5.6	74.9	347.2
	4,607.6	4,607.6	626.2	626.2	5,233.8	5,233.8

Analysis of turnover, operating profit and net assets

By product segment:	2004 Turnover $m	2004 Total Operating profit $m	2004 Net assets $m	2003 Turnover $m	2003 Total Operating profit $m	2003 Net assets $m
P&O Nedlloyd						
– as a joint venture	–	10.4	–	–	38.5	616.8
– as a subsidiary	5,233.8	375.6	1,319.8	–	–	–
Martinair	–	14.1	136.1	–	13.4	187.7
Other	–	(85.5)	(51.2)	–	0.5	25.1
Total	5,233.8	314.6	1,404.7	–	52.4	829.6

(i) The analysis of turnover by origin is derived by allocating revenue to the area in which the cargo originated. The analysis of turnover by destination is derived by allocating revenue to the area in which the cargo is delivered.

(ii) Operating profit resulting from turnover generated in each geographical area according to origin/destination is not disclosed as it is neither practical nor meaningful to allocate the Group's operating expenditure on this basis.

(iii) Geographical analysis of net assets.
The major revenue-earning assets of the Group are comprised of the ship and container fleets, the majority of which are registered in the United Kingdom and the Netherlands. Since the Group's fleets are employed flexibly across its worldwide route network, it is not appropriate to allocate such assets and related liabilities to geographical segments.

3. Net operating costs

	2004			2003
		Continuing activities		
		Acquisitions	Total	
	$m	$m	$m	$m
Cost of sales	–	4,207.4	4,207.4	(5.4)
Administration expenses (includes exceptional write-down of $77.7m, see note 12)	85.5	651.0	736.5	4.9
	85.5	4,858.4	4,943.9	(0.5)
Net operating costs include:				
Depreciation of tangible fixed assets:				
Owned assets	0.7	102.4	103.1	0.7
Leased assets (finance leases)	–	60.2	60.2	–
Amortisation of goodwill	–	9.2	9.2	–
Hire of ships	–	417.5	417.5	–
Hire of plant and machinery	–	99.9	99.9	–
Property rentals	–	33.3	33.3	–
Auditors' remuneration:				
Group	–	3.5	3.5	0.2
Company	0.4	–	0.4	0.2
Other fees paid to auditors and their associates	–	2.1	2.1	0.1

Other fees paid to KPMG include $0.7m (2003: $0.1m) in respect of quarterly financial reviews, $0.5m (2003: nil) in respect of Risk Management reviews, $0.6m (2003: nil) for tax compliance work, $0.2m (2003: nil) in connection with accounting advice and $0.1m (2003: nil) for other professional services.

In addition $0.5m was paid to KPMG for work on the acquisition of P&O Nedlloyd Container Line Ltd and is included in the acquisition costs, and $0.6m was paid to KPMG in respect of work on the rights issue and has been included in the expenses deducted from the total proceeds.

4. Employee information

The average number of persons employed by the Group, including Executive Directors, was as follows:

	2004	2003
Shore staff (including 401 (2003: 25) based in the Netherlands)	8,166	25
Sea staff	1,202	–
	9,368	25

The total number of employees at 31 December 2004 was 12,942.

The average number of staff employed by the Company was 13 (2003: 15).

Employment costs – all employees including Executive Directors:

	2004 $m	2003 $m
Aggregate gross wages and salaries	337.9	1.2
Employers' national insurance contributions, or foreign equivalents	31.6	0.1
Employers' pension contributions (Note 25)	28.7	0.1
Total direct cost of employment	398.2	1.4

5. Remuneration of Directors

Detailed information concerning Directors' emoluments, pensions and their interests in shares of the Company is given in the Remuneration report on pages 29 to 32.

6. Net interest payable and similar items

	2004 $m	2003 $m
Bank loans and overdrafts	(2.5)	–
Interest element of finance leases and similar arrangements	(67.8)	–
Interest payable and similar charges	(70.3)	–
Interest receivable	12.2	2.7
Investment income	2.2	–
	(55.9)	2.7
Share of net interest payable by:		
Joint ventures	(14.4)	(30.4)
Associates	(0.2)	–
Net interest payable and similar items	(70.5)	(27.7)

7. *Tax on profit on ordinary activities*

(a) Analysis of charge for the year

	2004 $m	2003 $m
Current tax comprises:		
Netherlands corporation tax	(0.7)	–
Foreign tax	(14.0)	–
Share of associates' tax	(0.3)	–
Share of joint ventures' tax	(2.1)	(5.0)
Adjustment to previous periods	(3.1)	–
Total current tax	(20.2)	(5.0)
Deferred tax comprises:		
Origination and reversal of timing differences	1.5	–
Total deferred tax (see note 17)	1.5	–
Tax on profit on ordinary activities	(18.7)	(5.0)

(b) Factors affecting tax charge for the year

The reconciliation between the tax rate expressed as a percentage of the result before taxation and the tax charge for the current year is explained below:

	2004 $m	2003 $m
Profit on ordinary activities before tax	245.3	24.1
Profit on ordinary activities multiplied by the tax rate in the Netherlands of 34.5% (2003: 34.5%)	(84.6)	(8.3)
Effects of:		
Tonnage tax	91.5	–
Expenses not deductible for tax purposes	(31.7)	–
Capital allowances in the period in excess of depreciation	2.9	–
Other timing differences	(0.4)	–
Utilisation of tax losses	4.2	0.9
Higher rates of tax on foreign earnings	1.4	–
Adjustments to the current tax charge in respect of previous periods	(3.1)	–
Different tax rates in joint venture investments	(0.4)	2.4
Current tax charge for the year	(20.2)	(5.0)

8. Dividends

Dividends paid on ordinary shares

	2004 $m	2003 $m
Proposed dividend of €1 per ordinary share (2003: €1 per share)	55.3	26.8
Dividends for the year	55.3	26.8

9. Earnings per share

The calculations of the basic earnings per €1 ordinary share are based on the profit for the financial year attributable to equity shareholders of $222.1m (2003: $16.3m), and the weighted average number of shares issued of 35,996,623 (2003: 23,851,236).

The number of ordinary shares in issue following the rights issue and as at 31 December 2004 was 40,635,752.

10. Intangible fixed assets

Group	Goodwill $m
Cost	
At 1 January 2004	-
Additions	245.0
At 31 December 2004	245.0
Amortisation	
At 1 January 2004	-
Charge for the year	(9.2)
At 31 December 2004	(9.2)
Net book value	
At 31 December 2004	235.8
Net book value	
At 31 December 2003	-

The goodwill arising in the year is in respect of the acquisition of 50% of P&O Nedlloyd Container Line Limited. It will be amortised over 20 years on a straight line basis.

11. Tangible fixed assets

Group	Land and buildings		Ships			Containers & other plant & equipment		
	Freehold $m	Leasehold $m	Owned $m	Under construction $m	Finance Leases $m	Owned $m	Finance Leases $m	Total $m
Cost								
At 1 January 2004	0.3	–	–	–	–	11.4	–	11.7
Exchange adjustment	1.5	0.9	–	–	–	3.6	2.2	8.2
Acquisition of subsidiaries	10.2	23.8	844.1	3.4	173.3	398.9	256.5	1,710.2
Additions	0.1	1.3	60.2	6.1	112.7	217.8	8.7	406.9
Disposals	(0.4)	(0.3)	(8.3)	–	(2.8)	(40.9)	(17.9)	(70.6)
Reclassification	–	–	(672.4)	–	672.4	(5.2)	5.2	–
At 31 December 2004	11.7	25.7	223.6	9.5	955.6	585.6	254.7	2,066.4
Depreciation								
At 1 January 2004	(0.2)	–	–	–	–	(10.1)	–	(10.3)
Exchange adjustment	(0.6)	(0.2)	–	–	–	(2.4)	(1.0)	(4.2)
Charged for year	(0.4)	(2.1)	(21.6)	–	(39.9)	(81.1)	(18.2)	(163.3)
Disposals	0.2	0.1	8.3	–	2.6	33.3	1.2	45.7
Reclassification	–	–	–	–	–	3.0	(3.0)	–
At 31 December 2004	(1.0)	(2.2)	(13.3)	–	(37.3)	(57.3)	(21.0)	(132.1)
Net book value								
At 31 December 2004	10.7	23.5	210.3	9.5	918.3	528.3	233.7	1,934.3
Net book value								
At 31 December 2003	0.1	–	–	–	–	1.3	–	1.4

The net book value of leasehold land and buildings comprises:	2004 $m	2003 $m
Long leases	1.5	–
Short leases	22.0	–
	23.5	–

(a) The cost of ships shown above includes $3.9m (2003: nil) in respect of capitalised interest charges.

(b) The net book value of containers and other plant and equipment is made up as follows:

	2004 $m	2003 $m
Containers	479.7	–
Computer equipment and software	207.2	0.1
Other assets	75.1	1.2
	762.0	1.3

12. Fixed assets: Investments

(a) Summary

	Group 2004 $m	Group 2003 $m	Company 2004 $m	Company 2003 $m
Subsidiary undertakings				
Shares at cost	–	–	1,349.6	308.3
Joint ventures				
Cost of investment	52.2	762.8	17.6	16.3
Loans	1.5	–	–	–
Provision against investments	(104.0)	–	–	–
Share of post-acquisition retained profits	197.4	41.7	–	–
	147.1	804.5	17.6	16.3
Associated undertakings				
Shares	7.8	–	–	–
Loans	9.3	–	–	–
Share of post-acquisition retained losses	(1.5)	–	–	–
	15.6	–	–	–
Other investments				
Unlisted	15.3	–	–	–
Total investments	178.0	804.5	1,367.2	324.6

(b) Movements in the Group's fixed asset investments

	Joint ventures $m	Associated undertakings $m	Other investments $m
At 1 January 2004	804.5	–	–
Transfer to subsidiary	(622.0)	–	–
Acquisition of subsidiary	2.9	2.9	15.5
Additions	12.4	2.8	–
Disposals	(6.7)	11.0	(0.2)
Share of retained profit/(loss)	10.6	(0.8)	–
Dividends received	(0.3)	(0.7)	–
Release of provision	2.2	–	–
Impairment provision (see note below)	(77.7)	–	–
Foreign exchange movements	21.2	0.4	–
At 31 December 2004	147.1	15.6	15.3

The Directors consider the Company's interest in Martinair to be non-core. Due to the Directors' view of the volatility of the airline industry generally, the Directors have concluded that it is appropriate to make an exceptional write down of the Company's investment in Martinair by $77.7m to $136.0m (€100.0m) at 31 December 2004. This exceptional write-down is included in the table set out above. The net present value was assessed as at 31 December 2004 at some €100.0m using a discount rate of 9.8%

12 Fixed assets: Investments *continued*

(c) Particulars of subsidiary and associated undertakings

A full list of the Company's subsidiaries, as required under Articles 2:379 and 414 of the Dutch Civil Code, has been filed with the Trade Register of the Rotterdam Chamber of Commerce. The following information relates to those companies which, in the opinion of the Directors, principally affect the results or assets of the Group. Except where indicated the holdings are of ordinary shares and the country of incorporation is the Netherlands.

	Notes	Percentage of share capital held
I. Subsidiaries		
Container Ship Operators		
P&O Nedlloyd Container Line Limited	1	100
P&O Nedlloyd Limited	1,2	100
P&O Nedlloyd B.V.	2	100
P&O Swire Containers Limited	1	75
Farrell Lines Incorporated	3	100
Freight Forwarders		
P&O Nedlloyd Logistics LLC	3	100
Damco International B.V.		100
Transport and Depot Operators		
Roadways Container Logistics Limited	1	100
II. Joint Ventures and Associates		
Port Newark Container Terminal LLC	3	50
Inttra Inc	3	27
Martinair Holland N.V.		50

III. Notes

(1) Company incorporated in the UK.
(2) P&O Nedlloyd Limited and P&O Nedlloyd B.V. operate their container shipping activities through a UK partnership under the name "P&O Nedlloyd". Under Statutory Instrument 1820 the partnership is exempted from the requirement to file partnership accounts at Companies House. The partnership's registered office is Beagle House, Braham Street, London E1 8EP.
(3) Company incorporated in the US.

12. Fixed assets: Investments *continued*

(d) Acquisition of subsidiaries

(i) On 16 April 2004, the Company took full ownership of P&O Nedlloyd Container Line Limited ("PONCLL") when it completed the acquisition of the 50% stake in that company previously owned by the Peninsular and Oriental Steam Navigation Company ("P&O"). The acquisition was satisfied by the payment in cash of €214.4m and the issue to P&O of 10,158,938 new ordinary shares. A rights issue of 9,138,544 new ordinary shares generated the cash required for this acquisition. Following the completion of this transaction the name of the Company was changed from Royal Nedlloyd N.V. to Royal P&O Nedlloyd N.V.. The consideration payable to P&O is subject to variation in respect of the Martinair investment.

	Book value $m	Fair value adjustments $m	Note	Fair value $m
Fixed assets	1,863.3	(131.8)	(a)	1,731.5
Debtors	939.6	21.3	(b)	960.9
Stocks	300.6	–		300.6
Cash	249.4	–		249.4
Total assets	3,352.9	(110.5)		3,242.4
Creditors	(1,299.8)	(4.5)	(c)	(1,304.3)
Provisions	(30.7)	(19.6)	(d)	(50.3)
Taxation	(11.8)	(3.7)	(e)	(15.5)
Minority interest	(16.3)	–		(16.3)
Pension liability	–	(289.9)	(c)	(289.9)
Borrowings	(750.2)	–		(750.2)
Total liabilities	(2,108.8)	(317.7)		(2,426.5)
Net assets	1,244.1	(428.2)		815.9
Proportion of equity shareholders' funds acquired (50%)				408.0
Consideration paid for equity shares				
– Shares issued			372.2	
– Cash consideration			257.9	
– Acquisition costs			22.9	653.0
Goodwill arising				245.0

Notes

(a) The revaluation of ships ($67.8m) and goodwill ($35.5m) to reflect their fair value at acquisition and a provision against a joint venture investment to reflect an underlying onerous contract ($28.5m).

(b) The fair value of financial instruments outstanding at the date of acquisition.

(c) The fair value of pension liabilities at the date of acquisition.

(d) Provisions for onerous contracts.

(e) Various foreign tax claims.

12. Fixed assets: Investments *continued*
The statutory method to calculate goodwill is to take the difference between the price paid and the fair value of the company acquired. However, this method may not give a true and fair view where the company has been acquired in stages.

Therefore, in order to show a true and fair view and in accordance with FRS2 – "Accounting for Subsidiary Undertakings", purchased goodwill has been calculated as the sum of the goodwill arising at the two acquisition dates. The effect of adopting this non-statutory method has been to reduce goodwill and reserves by $214.1m.

P&O Nedlloyd Container Line Limited
Consolidated profit and loss account

	Pre-acquisition 2004 $m	Year ended 31 December 2003 $m
Group turnover	1,480.3	5,510.3
Net operating costs	(1,456.0)	(5,422.1)
Group operating profit	24.3	88.2
Share of operating results of joint ventures and associates	(3.5)	(11.2)
Total operating profit	20.8	77.0
Profit/(loss) on sale of fixed assets	0.7	(1.1)
Profit before interest and tax	21.5	75.9
Net interest payable and similar items	(13.2)	(45.0)
Profit on ordinary activities before taxation	8.3	30.9
Taxation	(3.7)	(13.2)
Profit on ordinary activities after taxation	4.6	17.7
Equity minority interests	0.4	(3.0)
Retained profit for the period transferred to reserves	5.0	14.7

Statement of Group total recognised gains and losses

	Pre-acquisition 2004 $m	Year ended 31 December 2003 $m
Profit for the period attributable to shareholders	5.0	14.7
Currency translation differences on foreign currency investments	0.8	6.2
Total recognised gains and losses for the financial year	5.8	20.9

12. Fixed assets: Investments *continued*

P&O Nedlloyd Container Line Limited

Cash flow since acquisition

	Post-acquisition 2004
Net cash inflow from operating activities	615.3
Dividends from joint ventures and associates	1.1
Returns on investments and servicing of finance	(59.6)
Taxation	(12.0)
Capital expenditure and financial investment	(259.0)
Financing	357.2
Net cash inflow	643.0

(ii) Additional acquisitions took place during the year which in total involved purchase consideration of $36.5m. No goodwill has been recognised on these acquisitions.

13. Stocks and work in progress

	Group		Company	
	2004 $m	2003 $m	2004 $m	2003 $m
Raw material and consumables	77.0	–	–	–
Work in progress	236.7	–	–	–
	313.7	–	–	–

14. Debtors

	Group		Company	
	2004 $m	2003 $m	2004 $m	2003 $m
Amounts falling due within one year				
Trade debtors	811.9	–	–	–
Subsidiary undertakings	–	–	163.2	931.8
Deferred tax (note 17)	1.5	–	–	–
Other debtors	87.7	3.7	1.0	0.3
Prepayments and accrued income	126.9	2.8	–	–
	1,028.0	6.5	164.2	932.1
Amounts falling due after more than one year				
Advances	16.2	–	–	–
Prepayments	71.6	–	–	–
	87.8	–	–	–
	1,115.8	6.5	164.2	932.1

Debtors are stated at face value less a provision for doubtful debts.

Notes to the accounts
continued

15. Creditors: amounts falling due within one year

	Group		Company	
	2004 $m	2003 $m	2004 $m	2003 $m
Short term component of long term debt				
Obligations under finance leases	129.1	–	–	–
Bank loans – secured	40.3	–	–	–
	169.4	–	–	–
Short term debt				
Bank loans and overdrafts – unsecured	0.8	–	–	–
	0.8	–	–	–
Trade and other creditors				
Trade creditors	157.6	–	–	–
Deferred income	467.0	2.1	–	–
Corporate tax	21.6	–	–	–
Other creditors	61.4	6.2	–	–
Accruals	799.6	6.0	–	1.8
Dividend payable	55.3	26.8	55.3	26.8
	1,562.5	41.1	55.3	28.6
	1,732.7	41.1	55.3	28.6

16. Creditors: amounts falling due after more than one year

	Group		Company	
	2004 $m	2003 $m	2004 $m	2003 $m
Bank loans – secured				
Payable between 1 and 2 years	20.6	–	–	–
Payable between 2 and 5 years	7.5	–	–	–
Payable after 5 years	20.4	–	–	–
Obligations under finance leases				
Payable between 1 and 2 years	208.2	–	–	–
Payable between 2 and 5 years	306.3	–	–	–
Payable after 5 years	510.6	–	–	–
Loans from subsidiaries	–	–	130.5	406.9
Other creditors	84.2	–	–	–
	1,157.8	–	130.5	406.9

(a) Interest is payable on bank loans at varying commercial rates (see note 26).

(b) The interest elements of finance leases are fixed at various commercial rates reduced, in the case of leases with tax variation clauses, to reflect changes in the rate of corporation tax.

(c) The bank loans are secured on certain fixed assets of the Group.

17 Provisions for liabilities and charges

Group

	Employee benefits and pensions $m	Other provisions $m	Total $m
Balance at 1 January 2004	14.0	21.1	35.1
Exchange movements	1.2	1.8	3.0
Acquisition of subsidiary	315.6	24.6	340.2
Provided during the year	22.6	7.1	29.7
Transfer to creditors	(3.2)	(1.1)	(4.3)
Utilised during the year	(20.6)	(3.7)	(24.3)
Balance at 31 December 2004	329.6	49.8	379.4

Other provisions includes $13.2m (2003: nil) in respect of onerous contracts, $4.2m (2003: $3.1m) in respect of sales taxes, $18.2m (2003: $18.0m) in respect of customs duties, $1.8m (2003: nil) for legal claims, $4.7m (2003: nil) for overdue containers and others of $7.7m (2003: nil).

Company

	Employee benefits and pensions $m	Other provisions $m	Total $m
Balance at 1 January 2004	11.6	21.1	32.7
Exchange movements	1.0	1.7	2.7
Provided during the year	2.6	–	2.6
Transfer to creditors	(3.2)	(1.3)	(4.5)
Utilised during the year	(0.9)	(1.1)	(2.0)
Balance at 31 December 2004	11.1	20.4	31.5

Other provisions consists of $3.1m (2003: $2.8m) in respect of sales taxes and $17.3m (2003: $18.3m) in respect of customs duties.

Deferred taxation

P&O Nedlloyd elected to enter UK Tonnage Tax with effect from 1 January 2001. This had the effect of eliminating related future potential tax liabilities on shipping profits in the United Kingdom. The regime includes a provision whereby a proportion of capital allowances previously claimed by the Group can be subject to tax in the event of a significant number of assets being sold and not replaced. This contingent liability diminishes to nil over the seven year period following the entry into the tonnage tax regime. The contingent tax liability at 31 December 2004 was $16.0m (2003: $33.0m) under the assumption that all assets on which capital allowances have been claimed were sold at book value. On the basis that this liability is not expected to arise, no provision has been made.

Provision has been made in the accounts for deferred taxation in respect of non-shipping activities. The estimated potential liability is set out below and has been calculated at the prevailing corporation tax rate.

	Group 2004 $m	Group 2003 $m
Accelerated allowances on fixed assets	(6.3)	–
Short term timing differences	1.2	–
Tax losses	52.8	–
Less assets not recognised on the grounds of uncertain recoverability	(46.2)	–
Deferred tax asset	1.5	–

17. Provisions for liabilities and charges *continued*

The movement in deferred tax during the year is as follows:

	$m
Opening balance of deferred tax liability at 1 January 2004	–
Amounts credited to the profit and loss account for the year (see note 7(a))	1.5
Closing balance of deferred tax asset at 31 December 2004	1.5

No deferred tax has been provided in respect of the accumulated reserves of foreign subsidiaries on the grounds that the potential deferred tax liability relating to these is unlikely to crystallise in the foreseeable future.

There is no potential deferred tax liability in respect of the Company (2003: nil).

18. Share capital

	Number of shares	2004 $m	2003 $m
Authorised:			
Ordinary shares of €1 each	100,000,000	125.5	100.4
Allotted, called up and fully paid			
At 1 January 2004	21,338,270	26.8	26.8
Rights issue (see note 12(d))	9,138,544	11.1	–
Shares issued (see note 12(d))	10,158,938	12.2	–
Balance at 31 December 2004	40,635,752	50.1	26.8

At 1 January 2004 the authorised share capital amounted to €80,015,000 made up of 40,000,000 ordinary €1 shares, 40,000,000 preference shares of €1 each and 15,000 €1 priority shares. As at that date, 21,323,270 ordinary shares plus 15,000 priority shares had been issued. At the Extraordinary General Meeting on 23 March 2004 new Articles of Association were adopted which came into force on 16 April 2004 and which increased the authorised share capital to €100,000,000. In addition, the priority shares were converted to ordinary shares, the preference shares were cancelled and the authority to issue preference shares was withdrawn.

19. Reserves

Group

	Share premium account $m	Profit and loss account $m	Total $m
Balance at 1 January 2004	88.5	714.3	802.8
Market issue of shares	219.2	–	219.2
Costs of market issue of shares	(18.5)	–	(18.5)
Issue of shares to P&O	359.9	–	359.9
Reserve arising on acquisition accounting (see note 12(d))	–	(214.1)	(214.1)
Retained profit for the year	–	166.8	166.8
Exchange movements	–	17.5	17.5
Balance at 31 December 2004	649.1	684.5	1,333.6

Company

	Share premium account $m	Profit and loss account $m	Total $m
Balance at 1 January 2004	88.5	673.2	761.7
Market issue of shares	219.2	–	219.2
Costs of market issue of shares	(18.5)	–	(18.5)
Issue of shares to P&O	359.9	–	359.9
Retained loss for the year	–	(63.1)	(63.1)
Exchange movements	–	4.8	4.8
Balance at 31 December 2004	649.1	614.9	1,264.0

20. Equity minority interests

	2004 $m
As at 1 January 2004	–
On acquisition of subsidiary	16.3
Exchange movements	0.2
Proportion of profit on ordinary activities after taxation	4.5
As at 31 December 2004	21.0

21. Notes to consolidated cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

	2004 $m	2003 $m
Group operating profit	289.9	0.5
Depreciation and amortisation	172.5	0.7
Exceptional impairment provision	77.7	–
Increase in stocks and work in progress	(13.1)	–
(Increase)/decrease in debtors	(167.5)	3.4
Increase/(decrease) in creditors and provisions	260.5	(18.9)
Net cash inflow/(outflow) from operating activities	620.0	(14.3)

(b) Reconciliation of net cash flow to movements in net debt

	2004 $m	2003 $m
Increase/(decrease) in cash in the year	801.5	(39.0)
Cash flow from changes in loans and lease financing	(357.2)	–
Changes in net debt resulting from cash flows	444.3	(39.0)
New finance leases	(136.0)	–
Borrowings of businesses acquired	(750.2)	–
Exchange movement in net debt	1.7	–
Movement in net debt in the period	(440.2)	(39.0)
Opening net cash	93.4	132.4
Closing net (debt)/cash	(346.8)	93.4

(c) Analysis of net debt

	At 1 January 2004 $m	Cash flow $m	On acquisitions $m	Other non cash movement $m	Exchange movement $m	At 31 December 2004 $m
Cash available on demand	93.4	627.9	–	–	1.3	722.6
Short term deposits	–	174.4	–	–	–	174.4
Overdrafts	–	(0.8)	–	–	–	(0.8)
Loans due after one year	–	–	(50.4)	–	1.9	(48.5)
Loans due within one year	–	195.4	(235.7)	–	–	(40.3)
Finance leases due after one year	–	(660.0)	(227.6)	(136.0)	(1.5)	(1,025.1)
Finance leases due within one year	–	107.4	(236.5)	–	–	(129.1)
Total	93.4	444.3	(750.2)	(136.0)	1.7	(346.8)

22. Capital expenditure and commitments

	Group	
	2004 $m	2003 $m
Expenditure on fixed assets		
Contracts placed but for which provision has not been made	73.3	-

The Group has entered into foreign currency forward contracts amounting to $286.5m which were outstanding at 31 December 2004. The Group's share of its joint ventures' capital commitments is $11.0m (2003: $2.1m).

There were no commitments at 31 December 2004 in the Company (2003: nil).

23. Obligations under operating leases

Annual commitments under non-cancellable operating leases at the balance sheet date were as follows:

	2004 Group		2003 Company	
	Land and buildings $m	Other leases $m	Land and buildings $m	Other leases $m
Operating leases which expire				
Within one year	7.4	119.0	-	-
In the second to fifth year inclusive	18.0	384.3	6.3	-
Over five years	22.1	184.9	-	-
	47.5	688.2	6.3	-

The majority of leases of land and buildings are subject to rent reviews.

Other leases are in respect of ships $498.9m, containers $166.0m and other assets $23.3m.

In addition, new ships entering service during 2005 will add an estimated $22.6m to lease costs for that year.

24. Contingent liabilities

There are a number of tax disputes outstanding. P&O Nedlloyd has sought advice and believes that there is no merit to the position being taken by the overseas fiscal authorities. Nevertheless there is a risk that the Group will ultimately be required to pay additional amounts of tax. As at 31 December 2004, the Group's potential exposure in respect of tax and interest not provided for in the balance sheet amounts to approximately $25.0m.

The Company and its subsidiary undertakings have given unsecured operational guarantees to third parties amounting to $136.6m (2003: $11.3m).

The Group has also guaranteed certain borrowings of one of its joint ventures; the amount outstanding at the year end was $62.5m (2003: $1.3m).

By virtue of Article 2:403, section 1f, of the Dutch Civil Code, the Company has agreed to be jointly and severally liable for liabilities resulting from transactions concluded by the group companies P&O Nedlloyd Beheer BV and Facility Force BV. The statements under Articles 2:379 and 414 of the Dutch Civil Code have been filed with the Trade Register of the Rotterdam Chamber of Commerce.

The Company forms part of a Dutch fiscal entity and pursuant to standard conditions has assumed joint and several liability for the tax liabilities of the fiscal entity.

25. Pensions

The Group operates and participates in a number of pension schemes throughout the world, both defined benefit and defined contribution. All defined benefit schemes are funded schemes. The principal schemes at 31 December 2004 are, in the UK, (a defined benefit scheme operated by The Peninsular and Oriental Steam Navigation Company (P&O pension scheme) which was closed to new members on 1 January 2002) and in the Netherlands (a scheme participated in by Royal P&O Nedlloyd N.V.).

P&O Pension scheme

Formal actuarial valuations of the P&O pension scheme, which is a defined benefit scheme that was closed to new members as from 1 January 2002, are carried out triennially, the latest being at 1 April 2003 by Watson Wyatt LLP, consulting actuaries, using the projected unit method.

At 1 April 2003 the market value of the UK scheme's assets was $1,571.0m and the actuarial value of those assets represented 86.3% of the value of benefits accrued to members, allowing for future increases in earnings. The underlying share of the scheme's assets and liabilities allocated to P&O Nedlloyd following the last actuarial valuation is 38.5%.

Excluding the deficit reduction payments described below, the contribution rate for the UK scheme, from 1 January 2004, was 18% for standard scheme members and 31% for senior executive members. The principal long term assumptions in the 2003 valuation were:

	Nominal % per annum
Price inflation	3.00
Investment return on existing assets	7.10
Investment return on future contributions	6.60
Earnings escalation	4.50
Lower earnings limit escalation	3.00
Increases in accrued pensions on excess over Guaranteed Minimum Pensions	2.75
Increases in pensions to accrue in the future	3.00

P&O Nedlloyd has decided to withdraw from the P&O pension scheme with effect from 28 February 2005, and establish its own defined benefit scheme for its staff who are currently members of the P&O pension scheme. On withdrawal, it is currently anticipated that P&O Nedlloyd will make a special cash contribution of around $130.0m in respect of past service liabilities remaining with the P&O pension scheme. As at 31 December 2004 the pension deficit provided in the balance sheet, excluding these past service liabilities remaining with the P&O pension scheme, would amount to some $142.0m.

For the purposes of the accounting disclosure requirements of Financial Reporting Standard 17 the latest valuation of the P&O pension scheme has been updated to 31 December 2004 by Hewitt, Bacon & Woodrow, qualified independent actuaries. The principal assumptions are included in the table below. The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered, may not necessarily be borne out in practice.

	2004 %
Rate of increase in salaries	4.4
Rate of increase in pensions	2.7
Discount rate applied to scheme liabilities	5.2
Inflation rate	2.9

The market value of the scheme's assets which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain are set out below.

25. Pensions *continued*

	2004 Expected rate of return %	2004 Market value $m
Equities	7.5	521.3
Fixed interest gilts	4.5	189.6
Index linked gilts	4.3	237.0
		947.9
Present value of scheme liabilities		(1,199.4)
Deficit		(251.5)

If FRS17 had been fully adopted in these accounts the pension costs for the P&O pension scheme would have been as follows:

	16 April to 31 December 2004 $m
Operating profit	
Current service cost	(10.0)
Finance costs	
Interest cost	(46.4)
Expected return on scheme assets	41.3
Net finance cost	(5.1)
Group statement of total recognised gains and losses	
Actual less expected return on assets	34.0
Experience gains on scheme liabilities	20.9
Change in basis	(53.7)
Actuarial gain recognised in statement of total recognised gains and losses	1.2

	2004 %
Difference between the expected and actual return on scheme assets expressed as a percentage of the scheme assets	3.6
Experience gains and losses on pension scheme liabilities expressed as a percentage of the present value of scheme liabilities	1.7
Total actuarial loss recognised in the consolidated statement of total recognised gains and losses expressed as a percentage of the present value of the scheme liabilities	0.1

Netherlands' schemes

The Group participates in the Royal Nedlloyd Pension Fund in the Netherlands. From 1 July 2001, the defined benefit plan ceased to be effective and the assets of the scheme were transferred to a new defined contribution plan. The contributions charged in the year were $4.5m.

25. Pensions *continued*

Other schemes

The Merchant Navy Officers' Pension Fund ("MNOPF") and the Merchant Navy Ratings' Pension Fund ("MNRPF") are industry wide pension schemes in the UK and are defined benefit schemes. The MNOPF is divided into two sections, the Old Section and the New Section, both of which are closed to new members. The Old Section has been closed to benefit accrual since 1978.

The latest valuation of the MNOPF was carried out at 31 March 2003. The valuation indicated that the value of assets relating to the Old Section represents approximately 115 per cent of the value of the benefits accrued to members and for the New Section, 86 per cent of the liabilities for service to 31 March 2003 including allowance for future salary increases, which amounts to a deficit of $372.0m. The next full valuation of the MNOPF is due as at 31 March 2006.

The Trustee has made an application to the Court to determine from which employers it can require contributions in respect of the deficit. The case is due to be heard in March 2005 and it will be some time after that date when the Trustee is able to decide how this deficit should be met. It is not possible to assess with any certainty the implications for the Group until the end of the court case, however we have estimated our share of the deficit to be in the range of $5.0m to $20.0m.

For FRS17 purposes, although the employers' contributions to the MNOPF would be affected by a surplus or deficit in the scheme, each employer is currently unable to identify its share of the underlying assets and liabilities on a consistent and reliable basis. Accordingly the Group is accounting for contributions to the MNOPF as if it were a defined contribution scheme. It is estimated that if FRS17 principles were applied, the Group's share of the deficit could be in the range $17.0m to $73.0m.

The MNRPF is a closed scheme. The last formal valuation, at 31 March 2002, showed that the scheme exceeded the minimum funding requirement at that date but was in deficit on an ongoing basis, with the market value of assets at 84 per cent of the value of benefits accruing to members including allowance for future increases. The Group has settled its share of the past service deficit. Accordingly the Group is treating the MNRPF as a defined contribution scheme.

Other industry schemes are mainly overseas multi-employer schemes, in which the Group is unable to identify its share of the underlying assets and liabilities on a consistent and reliable basis. Accordingly the Group is treating these schemes as defined contribution schemes.

26. *Financial instruments*

The Group's policies and procedures in relation to the role and management of financial instruments and financial risk are set out in the Financial Review on pages 18 and 19. The disclosures in this note apply to all financial assets and financial liabilities except those required to be excluded by FRS 13.

Commodity risk

During the year 3.6m tonnes of bunker fuel were purchased of which 2.4m tonnes (67%) were hedged using swaps and options, with an underlying value of $342.6m.

Currency risk

The Group's functional currency is the US Dollar. Whilst the majority of transactions are conducted in US Dollars, there are also transactions in a substantial number of other currencies. The exposure to exchange rate fluctuations is reduced through hedging around 50% of the currency exposure from operational cash flows (with an average maturity of 6 months) and near 100% of the currency exposure from lease related cash flows for the full length of the lease. Instruments used are forward contracts, currency swaps and options.

The table below shows the remaining net foreign currency exposures that give rise to gains and losses recognised in the profit and loss (i.e. assets and liabilities not denominated in the functional currency of the operating unit concerned), after taking into account the effect of hedging transactions to manage these exposures.

Currency risk profile

	2004 $m	2003 $m
Net foreign currency assets and liabilities		
Pound Sterling	160.1	–
Euro	(44.3)	–
Japanese Yen	(32.2)	–
Other	78.3	–
	161.9	–

26. Financial instruments *continued*

Interest risk

The majority of the Group's investments are financed on a fixed rate basis. Where financing is on a floating rate basis, usually due to market conditions, the resulting interest exposure is generally swapped to fixed.

Interest rate instruments – portfolio

	Receive fixed			Pay fixed		
	Notional $m	Rate	Maturity	Notional $m	Rate	Maturity
2004	417.9	3.4%	2011	673.0	5.1%	2006 - 2013
2003	–	–	–	–	–	–

Interest rate profile

After taking into account the effect of currency and interest rate instruments, the interest rate profile of the Group's financial assets and liabilities at 31 December 2004 was as follows:

	Interest free $m	Floating rate $m	Fixed rate $m	2004 Total $m	Interest free $m	Floating rate $m	Fixed rate $m	2003 Total $m
Financial assets								
US Dollar	684.5	469.1	69.1	1,222.7	–	–	–	–
Pound Sterling	17.6	134.7	33.1	185.4	–	–	–	–
Euro	153.2	60.4	–	213.6	6.5	93.4	–	99.9
Japanese Yen	4.8	8.5	–	13.3	–	–	–	–
Other	194.0	122.1	–	316.1	–	–	–	–
	1,054.1	794.8	102.2	1,951.1	6.5	93.4	–	99.9

	Interest free $m	Floating rate $m	Fixed rate $m	2004 Total $m	Weighted average time to maturity (years) Interest free	Weighted average time to maturity (years) Fixed rate	Weighted average fixed rate	2003 Interest free $m
Financial liabilities								
US Dollar	(1,085.0)	(417.9)	(802.0)	(2,304.9)	0.1	5.8	6.4%	–
Pound Sterling	(24.5)	(0.8)	–	(25.3)	0.4	–	–	–
Euro	(256.0)	(0.1)	(1.8)	(257.9)	0.3	4.8	6.0%	(76.2)
Japanese Yen	(45.5)	–	–	(45.5)	0.3	–	–	–
Other	(216.6)	–	(21.2)	(237.8)	0.2	2.0	5.0%	–
	(1,627.6)	(418.8)	(825.0)	(2,871.4)				(76.2)

Non-interest bearing financial assets comprises debtors and prepayments except those excluded by FRS 13. The interest bearing financial assets mainly include cash in bank accounts or on deposit. Non-interest bearing financial liabilities includes creditors and provisions for liabilities and charges payable except those required to be excluded by FRS 13. The interest bearing financial liabilities include loans and finance leases obligations and a small bank overdraft position.

Liquidity

Maturity of financial liabilities

By year of repayment:	Bank loans and overdrafts $m	Finance lease obligations $m	Other $m	2004 Total $m	2003 Total $m
Repayable after 5 years	(20.4)	(510.6)	–	(531.0)	–
Repayable between 2 and 5 years	(7.5)	(306.3)	(59.7)	(373.5)	–
Repayable between 1 and 2 years	(20.6)	(208.2)	(31.6)	(260.4)	–
Repayable within 1 year	(41.1)	(129.1)	(1,536.3)	(1,706.5)	(76.2)
	(89.6)	(1,154.2)	(1,627.6)	(2,871.4)	(76.2)

Finance lease obligations are stated after taking into account the effect of hedging transactions to manage those exposures. Other includes creditors and provisions for liabilities and charges except those excluded by FRS 13.

26. Financial instruments *continued*
Bank facilities, undrawn and committed

	2004 $m	2003 $m
Expiring in 1 year or less	–	245.0
Expiring between 1 and 2 years	–	–
Expiring in more than 2 years	164.5	–

Financing transactions are subject to specific covenants. Any non-compliance with covenants underlying financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances lead to the inability to access committed facilities. There was full compliance with the financial covenants throughout each of the periods presented.

In December 2004 the Group concluded a $300.0m secured amortising revolving credit facility, which is available for general corporate purposes. The transaction is secured on over 125,000 teu of new built dry cargo and reefer containers. The availability of the facility is synchronised in time with the delivery of the new built containers. As at 31 December 2004 an amount of $164.5m under the facility was available.

Credit risk
A number of major international financial institutions are counter-parties to the interest rate swaps, foreign exchange contracts and deposits transacted by the Group. Counter-parties for such transactions entered into during the year have a long-term credit rating of AA– or better. The Group monitors its credit exposure to its counter-parties, together with their credit ratings, and by policy limits the amount of agreements or contracts it enters into with any one party. Cash at bank and liquid resources principally comprise money market deposits.

Fair values
The estimated fair values of finance lease obligations, other financial liabilities and assets and associated derivative financial instruments are set out below. The fair values of finance lease obligations and other financial assets and liabilities are estimated using appropriate market rates prevailing at the end of the year by discounting the future cash flows to the net present values taking into account associated hedging instruments. Where market rates were not available, specific third party quotations were obtained.

Fair value of financial assets and liabilities
Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities at 31 December 2004.

	2004 Book value $m	2004 Fair value $m	2003 Book value $m	2003 Fair value $m
Primary financial instruments held or issued to finance operations				
Cash and deposits	897.0	897.0	93.4	93.4
Other financial assets	1,054.1	1,054.1	6.5	6.5
Bank loans and overdrafts	(89.6)	(89.6)	–	–
Finance lease obligations	(1,154.2)	(1,170.0)	–	–
Other financial liabilities	(1,627.6)	(1,627.6)	(76.2)	(76.2)
Derivative financial instruments held to hedge operational cash flows and commodity purchases				
Currency swaps and options		17.3	–	–
Bunker swaps and options		10.5	–	–
Derivative financial instruments held to hedge cashflows from operating leases				
Currency swaps and options		20.3	–	–
Interest rate swaps		(30.8)	–	–

Hedging
Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. The table below shows the extent to which the group has unrecognised gains and losses on financial instruments and deferred gains and losses in respect of financial instruments and terminated financial instruments used as hedges, at the beginning and end of the year.

26. Financial instruments *continued*

Gains and losses on hedges

	Gains		Losses		
	Finance leases $m	Other $m	Finance leases $m	Other $m	Net $m
Unrecognised gains and losses at 1 January 2004	–	–	–	–	–
Unrecognised gains and losses at 31 December 2004	96.9	48.1	(3.8)	(30.8)	110.4
Gains and losses expected to be recognised during 2005	10.8	27.8	(0.4)	–	38.2
Gains and losses to be recognised after 2005	86.1	20.3	(3.4)	(30.8)	72.2

27. Related party transactions

At the year end the Group owed $4.2m to Port Newark Container Terminal LLC, a joint venture company (2003: nil). During 2004, the Group paid Port Newark Container Terminal $16.3m for terminal services (2003: nil).

During the year, commission payments of $3.1m (2003: nil) were made to Inttra Inc, an associate company.

During 2004 the Group paid $0.1m to the Peninsular and Oriental Steam Navigation Company (a major shareholder in Royal P&O Nedlloyd N.V.) in respect of non executive directors fees for Robert Woods and Nick Luff and payroll processing services in the United Kingdom (2003: nil).

Dutch GAAP information

Accounting principles applied for Dutch GAAP purposes
The financial statements of Royal P&O Nedlloyd N.V. and the consolidated financial statements that are included in this section are prepared on a basis consistent with generally accepted accounting principles in the Netherlands ("Dutch GAAP"). These accounting principles are largely in conformity with the accounting policies that are applied in the Company's primary consolidated financial statements as prepared under United Kingdom accounting standards ("UK GAAP"). These accounting policies are set out on pages 39 to 41 of this report. The notes to the consolidated financial statements as prepared under UK GAAP are an integral part of the financial statements as prepared under Dutch GAAP in this section. Material adjustments arising from differences between UK GAAP and Dutch GAAP are disclosed separately in this section.

The Company profit and loss account of Royal P&O Nedlloyd N.V. is presented in abbreviated form in accordance with article 402, Book 2 of the Netherlands Civil Code since its financial information is incorporated in the consolidated financial statements.

Dutch GAAP reconciliation
For the determination of retained profit and shareholders' equity in accordance with Dutch GAAP, the following differences with UK GAAP have been taken into account:

> Under Dutch GAAP dividends are not recognised in the financial statements as a liability until they are approved by the General Meeting of Shareholders.

> Pension costs in the Dutch GAAP accounts have been adjusted to comply with International Accounting Standard 19 ("IAS19") which is allowable under Dutch GAAP.

> Acquisition accounting has been adjusted to remove any provisions for onerous contracts which are not permitted under Dutch GAAP.

Reconciliation of retained profit

	2004 $m	2003 $m
Retained profit/(loss) – UK GAAP basis	166.8	(10.5)
Adjustments to Dutch GAAP:		
Reverse dividend accrual	55.3	26.8
Reverse utilisation of onerous contract provisions	(3.9)	–
Increased pension costs following adoption of IAS19	(4.6)	–
Reduced amortisation of goodwill	0.8	–
Retained profit – Dutch GAAP	214.4	16.3

Reconciliation of shareholders' equity

	2004 $m	2003 $m
Shareholders' equity – UK GAAP basis	1,383.7	829.6
Adjustments to Dutch GAAP:		
Reverse dividend accrual	55.3	26.8
Increased pension provision under IAS 19, inclusive of exchange movements	(15.7)	–
Reversal of provisions for onerous contracts	17.8	–
Reduced amortisation of goodwill	0.8	–
Shareholders' equity – Dutch GAAP	1,441.9	856.4

Dutch GAAP information

Consolidated profit and loss account for the year ended 31 December 2004

	Note	2004 $m	2003 $m
Net turnover	2	5,233.8	-
Cost of sales	28	(4,288.9)	-
Gross operating result		944.9	-
Administration expenses	28	(660.4)	0.5
Net sales margin		284.5	0.5
Financial income and expenses	29	(55.9)	2.7
Result on sale of fixed assets	29	0.8	-
Result on ordinary activities before taxation		229.4	3.2
Tax on result on ordinary activities	29	(16.3)	-
		213.1	3.2
Results relating to unconsolidated companies	30	5.8	13.1
Group result		218.9	16.3
Minority interests		(4.5)	-
Net result		214.4	16.3
Basic and diluted earnings per ordinary share (US$)		5.96	0.68
Basic and diluted earnings per ordinary share (€)		4.79	0.61

Dutch GAAP information

Consolidated balance sheet as at 31 December 2004

	Note	2004 $m	$m	2003 $m	$m
Fixed assets					
Intangible assets	31	214.9		–	
Tangible assets	11	1,934.3		1.4	
Financial fixed assets	32	204.2		804.5	
			2,353.4		805.9
Current assets					
Stocks and work in progress	13	313.7		–	
Receivables	14	1,115.8		6.5	
Cash and short term deposits		897.0		93.4	
		2,326.5		99.9	
Current liabilities	33	(1,677.4)		(14.3)	
Net current assets			649.1		85.6
Total assets less current liabilities			3,002.5		891.5
Long term debts	16		1,157.8		–
Provisions	34		381.8		35.1
Group equity					
Shareholders' equity	35	1,441.9		856.4	
Minority shareholders' interest	20	21.0		–	
			1,462.9		856.4
			3,002.5		891.5

Dutch GAAP information

Consolidated cash flow statement for the year ended 31 December 2004

	2004		2003	
	$m	$m	$m	$m
Net result		214.4		16.3
Depreciation and amortisation		171.7		0.7
Cash flow		386.1		17.0
Other adjustments towards net operational cash flow:				
Share in result of joint venture P&O Nedlloyd (pre-acquisition)		(2.5)		(7.3)
Share in result of 50% interest in Martinair		(8.2)		(5.8)
Share in result of other investments		4.9		-
Movement in working capital		70.4		4.1
Exceptional impairment provision		77.7		-
Movement in provisions		21.3		(19.6)
Net operational cash flow		549.7		(11.6)
Capital expenditure on tangible fixed assets	(269.6)		-	
Capital expenditure on investments	(8.8)		-	
Sale of fixed assets and investments	19.4		-	
Purchase of subsidiary	(280.8)		-	
Cash acquired with subsidiary	249.4		-	
Investment cash flow		(290.4)		-
Increase in shareholders' equity by rights issue and share issue	211.8		-	
Loan repayments	(302.8)		-	
Finance lease drawdown	660.0		-	
Dividend paid	(26.8)		(27.4)	
Financing cash flow		542.2		(27.4)
Cash flow balance		801.5		(39.0)
Cash and bank balances at the beginning of the year		93.4		132.4
Exchange movements in cash		1.3		-
Cash and bank balances at the end of the year		896.2		93.4

The consolidated cash flow statement was prepared following the indirect method, i.e. the statement is based on data as included in the balance sheets and profit and loss accounts. This data has been adjusted, where appropriate, for movements that did not result in cash flows for the year under review.

The cash and bank balances in the cash flow statement include cash, bank balances and overdrafts as well as cash equivalents such as call money and short-term deposits.

Income and expenses related to interest, dividends received and taxation have been included under operational cash flow. Dividends paid are included under the financing cash flow.

Dutch GAAP information

Notes to the consolidated financial statements

The following notes are in addition to and should be read in conjunction with the "Notes to the accounts" on pages 39 to 61.

28 Operating costs

Details of items included within cost of sales and administration costs are shown in note 3 to the UK GAAP accounts. Cost of sales under Dutch GAAP have been increased by $3.8m in respect of increased pension costs ($4.6m) partly offset by a reduction in goodwill amortisation ($0.8m). Administration expenses have risen by $1.6m in respect of the reversal of onerous contract provision releases.

29 Interest, profit on sale of fixed assets and taxation

Note 6 to the UK GAAP accounts provides an analysis of net interest charges which is amended for Dutch GAAP purposes by removing the interest payable in joint ventures and associates.

The profit on sale of fixed assets and the tax charge for the year appearing in the UK GAAP accounts have been adjusted by excluding the element arising in joint ventures and associates.

In Dutch GAAP accounts the element of net interest payable, profit on sale of fixed assets and tax relating to joint ventures and associates is included in the "Results relating to unconsolidated companies".

30 Results relating to unconsolidated companies

The income from unconsolidated companies consists of the following UK GAAP balances:

	$m
Share of operating results of joint ventures	25.2
Share of operating results of associates	(0.5)
Profit on sale of fixed assets	0.4
Interest payable by joint ventures and associates	(14.6)
Tax charges in joint ventures and associates	(2.4)
Net result shown in UK GAAP accounts	8.1
Adjustment to operating results of joint ventures following reversal of onerous contract provision release	(2.3)
Results relating to unconsolidated companies per the Dutch GAAP accounts	5.8

31 Intangible assets

Goodwill under Dutch GAAP is $20.9m less than that shown in the UK GAAP accounts. This relates to the exclusion of onerous contract provisions in the Dutch GAAP acquisition accounting. Goodwill arising on the acquisition of P&O Nedlloyd is $21.7m less under Dutch GAAP as against UK GAAP. The amortisation for the period is reduced by $0.8m.

32 Financial fixed assets

Non-consolidated participations in which a significant influence is exerted are valued at the corresponding proportion of shareholders' equity as disclosed by the balance sheet of the companies concerned, less provision for impairment where deemed necessary.

Under Dutch GAAP this balance is $26.2m more than the figure shown under UK GAAP. This represents the reversal of the onerous contract provision within joint ventures ($28.5m) in the Dutch GAAP acquisition accounting and the reversal of its subsequent utilisation ($2.3m). The acquisition accounting under UK GAAP is shown in note 12(d) to the UK GAAP accounts.

33 Current liabilities

Under Dutch GAAP, current liabilities are $1,677.4m compared to $1,732.7m under UK GAAP. The difference is due to the exclusion of the proposed dividend in the Dutch GAAP accounts.

34 Provisions

Under Dutch GAAP, provisions total $381.8m compared to $379.4m under UK GAAP. The difference is due to the exclusion of onerous contract provisions in the Dutch GAAP acquisition accounting ($13.3m) offset by an increase in the pension provision in accordance with IAS 19 ($15.7m).

The closing Dutch GAAP position includes $345.3m in respect of employee benefits and pensions. This balance includes the IAS 19 provision referred to in note 36, the provision for the special cash contribution to the P&O Scheme (note 25) as well as other employee benefits.

35 Shareholders equity

	Total	Subscribed share capital	Share premium account	Translation reserve	Other reserves	Unappropriated result
Position at 31 December 2003	856.4	26.8	88.5	(48.8)	773.6	16.3
Movements 2004						
– Result appropriation 2003	–	–	–	–	16.3	(16.3)
– Result 2004	214.4	–	–	–	–	214.4
– Foreign exchange differences	19.8	5.4	–	14.4	–	–
– Rights issue	211.8	11.1	200.7	–	–	–
– Share issue	372.1	12.2	359.9	–	–	–
– Dividend	(29.0)	–	–	–	(29.0)	–
– Actuarial loss including exchange losses on pension scheme	(11.1)	–	–	–	(11.1)	–
– Reserve arising on acquisition accounting	(192.5)	–	–	–	(192.5)	–
Position at 31 December 2004	1,441.9	55.5	649.1	(34.4)	557.3	214.4

The reserve arising on acquisition accounting relates to the element of the fair value adjustments made on the acquisition of the remaining 50% of P&O Nedlloyd Container Line Limited that relate to the original 50% investment.

The foreign exchange difference arising on the subscribed share capital is due to the Euro denominated share capital being re-translated at the year end rate of exchange.

36 Pensions

The Dutch Guidelines on Annual Reporting allow for the application of IAS 19 on employee benefits. The Company has decided to adopt IAS 19 as from 1 January 2004. The adoption of this accounting standard has an impact on accounting in respect of defined benefit pension plans. However, Royal P&O Nedlloyd N.V. and its Group companies did not have any significant defined benefit plans in place as at 1 January 2004. Consequently, the adoption of this accounting standard has no impact on the opening balance sheet of Royal P&O Nedlloyd N.V.

Defined contribution pension plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

Defined benefit pension plan

The company's net obligation in respect of a defined benefit pension plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is based on the yield at the balance sheet date on high quality corporate bonds. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

Actuarial gains and losses are recognised directly in equity as permitted in IAS 19 as amended.

Where the calculation results in a benefit to the Company, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

The Group's pension costs amount to $33.3m in 2004 (2003: $0.1m). This amount includes $17.9m (2003: $0.1m) in respect of defined contribution pension plans and $15.4m (2003: nil) in respect of defined benefit pension plans.

For the purposes of the accounting disclosure requirements of IAS 19 the latest valuations of the Group's defined benefit pension schemes have been updated to 31 December 2004 by qualified independent actuaries. The principal assumptions are included in the table below. The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered, may not necessarily be borne out in practice.

	UK Scheme %	US Scheme %	Hong Kong Scheme %
Rate of increase in salaries	4.4	5.0	2.0 – 3.5
Rate of increase in pensions	2.7	–	–
Discount rate applied to scheme liabilities	5.2	6.25	3.75
Inflation rate	2.9	3.0	–

36 Pensions *continued*

The market value of the schemes' assets which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the schemes' liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain are set out below.

	UK Scheme		US Scheme		Hong Kong Scheme	
	Expected rate of return %	Market value $m	Expected rate of return %	Market value $m	Expected rate of return %	Market value $m
Equities	7.5	331.5			6.5	10.6
Fixed interest gilts/bonds	4.5	120.5			4.0	7.3
Index linked gilts	4.3	150.7			–	–
		602.7	8.0	35.6		17.9
Present value of scheme liabilities		(760.1)		(45.5)		(19.9)
Deficit		(157.4)		(9.9)		(2.0)

The pension costs for the schemes are as follows:

	Post acquisition 2004 $m
Current service cost	(11.9)
Interest cost	(31.5)
Expected return on scheme assets	28.0
Net finance cost	(3.5)
Actuarial loss recognised in reserves	(3.8)

Reconciliation of balance sheet pension provision	$m
As at 1 January 2004	–
On acquisition of subsidiary	163.4
Net expenses recognised within cost of sales in the income statement	15.4
Contributions	(20.6)
Actuarial loss for the year	3.8
Exchange movement on UK scheme	7.3
As at 31 December 2004 (see note 34)	169.3

37 Operating lease commitments

Total future liabilities under operating leases are set out below.

	2004 Land and buildings $m	Other leases $m	Total $m	2003 Land and buildings $m
Operating lease rentals payable				
Within one year	47.5	688.2	735.7	6.3
Within one to two years	41.5	487.7	529.2	1.3
Within two to five years	110.9	981.7	1,092.6	–
Over five years	220.4	562.9	783.3	–
	420.3	2,720.5	3,140.8	7.6

Dutch GAAP information

Company balance sheet as at 31 December 2004

(before appropriation of result)	Note	2004 $m	$m	2003 $m	$m
Fixed assets					
Intangible assets	31	214.9		–	
Financial fixed assets	38	1,388.3		1,297.8	
			1,603.2		1,297.8
Current assets					
Receivables	39	0.7		–	
		0.7		–	
Current liabilities		–		(1.8)	
Net current assets/(liabilities)			0.7		(1.8)
Total assets less current liabilities			1,603.9		1,296.0
Long term debts	16		130.5		406.9
Provisions	17		31.5		32.7
Shareholders' equity	35				
Subscribed share capital		55.5		26.8	
Share premium account		649.1		88.5	
Reserve for translation differences		(34.4)		(48.8)	
Unappropriated result		214.4		16.3	
Other reserves		557.3	1,441.9	773.6	856.4
			1,603.9		1,296.0

Company profit and loss account for the year ended 31 December 2004

	2004 $m	$m	2003 $m	$m
Shares in results of investments	298.4		(2.9)	
Other result after taxes	(84.0)		19.2	
Net result		214.4		16.3

38 Financial fixed assets

Under Dutch GAAP investments in subsidiaries, joint ventures and associates are shown at the Company's share of the underlying net assets of the investments less provision for impairment where deemed necessary. Loans to Group companies are shown as part of financial fixed assets.

	Total book value $m	Book value consolidated participations $m	Book value 50% in Martinair $m
Position as at 31 December 2003	366.0	179.1	186.9
Movements			
– Share in result	298.4	290.2	8.2
– Foreign exchange differences	59.8	40.8	19.0
– Liquidation	(261.6)	(261.6)	–
– Revaluation on acquisition	(192.5)	(192.5)	–
– Dividends received	(0.3)	–	(0.3)
– Impairment	(77.7)	–	(77.7)
– Acquisition	1,044.1	1,044.1	–
– IAS 19 actuarial movement	(11.1)	(11.1)	–
Position as at 31 December 2004	1,225.1	1,089.0	136.1

	Total loans $m	Loans to consolidated participations $m	Loans to non-consolidated participations and third parties $m
Position as at 31 December 2003	931.8	931.8	–
Movements			
– Balance of loans granted, redemptions and other movements in loans	(768.6)	(768.6)	–
Position as at 31 December 2004	163.2	163.2	–
Total Investments			
Position as at 31 December 2003	1,297.8	1,110.9	186.9
Position as at 31 December 2004	1,388.3	1,252.2	136.1

39 Receivables

Under Dutch GAAP, Group balances are removed from receivables and current liabilities and shown as part of financial fixed assets.

Rotterdam, 2 March 2005

The Board of Directors
Andrew Land, Chairman
Philip Green
Louk Ligthart
Nick Luff
Haddo Meijer
Olav Rakkenes
David Robbie
Rutger van Slobbe
Robert Woods

Other information
Auditors' report

Introduction
We have audited the 2004 financial statements of Royal P&O Nedlloyd N.V. appearing on pages 35 to 70. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the financial position of the company as of 31 December 2004 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

KPMG Accountants N.V.
Rotterdam, 2 March 2005

Other information
continued

Regulations concerning the appropriation of profit under article 26 of the Articles of Association

Appropriation of profit takes place in accordance with Article 26 of the Company's Articles of Association. This Article stipulates that the Board of Directors shall determine whether and, if so, how much of the profit shall be added to the general reserve. The remaining part of the profit shall be at the disposal of the general meeting of shareholders for the purpose of distribution to the holders of ordinary shares in proportion to the number of ordinary shares they hold.

Particular rights of control

With the amendment of the Articles of Association of the Company resolved at the Extraordinary General Meeting of Shareholders held on 23 March 2004, the priority shares were converted into ordinary shares with effect from the closing of the share transaction with P&O. The particular rights of control which were assigned to the meeting of Holders of Priority Shares thereby ceased to exist.

With the amendment of the Articles of Association of the Company resolved at the Extraordinary General Meeting of Shareholders held on 23 March 2004, the preference shares were cancelled and the right to issue preference shares (which had been delegated to the Executive Board by the General Meeting of Shareholders) was withdrawn with effect from the closing of the share transaction with P&O.

Dividend

A cash dividend of €1 per share in respect of the financial year ended 31 December 2004 is proposed. Shareholders will be asked to approve this payment at the annual meeting of shareholders on 12 May 2005. Subject to approval by shareholders of the proposed dividend, the shares will be quoted ex-dividend on 16 May 2005. It is intended that dividends will be made payable as from 23 May 2005.

The consolidated financial information set out on pages 73 and 74 shows the position of P&O Nedlloyd Container Line Limited. It is included in this report in order to aid understanding of the Company's development and to facilitate comparison of the current year's position with prior periods. The information has been prepared under UK GAAP on a basis consistent with prior years.

Consolidated profit and loss account

for the year ended 31 December 2004

	Note	2004 $m	2003 $m
Turnover: Group and share of joint ventures		6,773.3	5,550.9
Less: share of joint ventures' turnover		(59.3)	(40.6)
Group turnover	a,b	6,714.0	5,510.3
Net operating costs		(6,307.3)	(5,422.1)
Group operating profit		406.7	88.2
Share of operating results of joint ventures and associates		(5.8)	(11.2)
Total operating profit: Group and share of joint ventures and associates	b	400.9	77.0
Profit/(loss) on sale of fixed assets		1.6	(1.1)
Profit on ordinary activities before interest and taxation		402.5	75.9
Net interest payable and similar items		(72.1)	(45.0)
Profit on ordinary activities before taxation		330.4	30.9
Tax on profit on ordinary activities		(20.4)	(13.2)
Profit on ordinary activities after taxation		310.0	17.7
Equity minority interests		(3.9)	(3.0)
Retained profit for the financial year transferred to reserves		306.1	14.7

The following reconciliation sets out the key differences between operating profit as reported by P&O Nedlloyd and Royal P&O Nedlloyd N.V. for 2004.

	$m
Total operating profit – P&O Nedlloyd	400.9
50% of pre-acquisition P&O Nedlloyd profit	(10.4)
Impact of fair value adjustments	(4.5)
Martinair – 50% of profit	14.1
Martinair – exceptional write-down	(77.7)
Royal P&O Nedlloyd N.V. head office costs	(7.8)
Total operating profit – Royal P&O Nedlloyd N.V.	314.6

(a) Analysis of Group turnover

By geographical area:

	2004 Origin $m	2004 Destination $m	2003 Origin $m	2003 Destination $m
Continuing operations				
Far East and Asia	3,130.9	1,016.8	2,408.1	983.4
Europe	1,643.5	2,196.4	1,470.6	1,850.0
North America	679.0	1,528.3	578.0	1,293.0
South America	488.7	548.1	393.7	409.0
Australasia and Pacific	431.0	511.8	393.7	394.0
Africa	242.8	456.6	228.9	394.2
Middle East	98.1	456.0	37.3	186.7
	6,714.0	6,714.0	5,510.3	5,510.3

(b) Analysis of turnover and operating profit

By product segment:

	2004 Turnover $m	2004 Operating profit $m	2003 Turnover $m	2003 Operating profit $m
Container shipping	5,881.7	387.6	4,817.6	96.4
Logistics and other	832.3	13.3	692.7	(19.4)
Total	6,714.0	400.9	5,510.3	77.0

i. The analysis of turnover by origin is derived by allocating revenue to the area in which the cargo originated. The analysis of turnover by destination is derived by allocating revenue to the area in which the cargo is delivered.
ii. The logistics businesses provide complementary logistics services to support the point to point full container load core business.
iii. "Other" business includes
  > the operation of ships and containers, other than in our core container shipping business;
  > inland operations activities;
  > container terminal operations.

List of vessels operated
as at 1 January 2005

Name of Vessel	Year of Building	DWT	Capacity (teu)
AMBITIOUS F	1998	8,965	737
AMSTELDIEP	1996	5,944	446
ANNA J	1993	3,200	198
AOTEA	1980	32,014	1,842
APL MANAUS	1996	12,582	1,016
ARAFURA	1991	44,541	2,440
ARAMAC	1999	39,300	2,732
ARGANA	1991	4,610	353
ARGONAUT	1979	16,605	1,236
ASTOR	1995	18,400	1,129
BALTIMAR BOREAS	1989	3,180	256
BELIZ URKMEZ	1997	8,664	580
BERTA	2004	8,200	645
BRIGHT GOLD	1997	12,408	848
CAP SUNION	1995	30,518	2,063
CAPE FALCON	2003	16,000	1,200
CASTOR	1996	5,944	446
CEC LEADER	1993	5,400	350
CHESAPEAKE BAY	1985	36,004	2,411
CITY OF CAPE TOWN	1977	47,197	3,126
CITY OF STUTTGART	1997	26,237	1,900
COLOMBO BAY	1995	59,283	4,224
COLUMBUS NEW ZEALAND	2002	53,328	4,112
DELAWARE BAY	1985	36,004	2,411
ENDEAVOR	1991	31,829	1,928
ENDURANCE	1991	31,829	1,928
ENTERPRISE	1992	31,829	1,928
HEEMSKERCK	1978	49,730	3,230
HEIDE J	1991	3,200	202
JERVIS BAY	1992	59,093	4,224
KARIN B	1993	3,300	350
LUETJENBURG	1995	45,530	3,510
MARIVIA	2001	30,300	2,082
MERCOSUL PALOMETA	1993	20,359	1,512
MERCOSUL PESCADA	1998	22,984	1,730
MERCOSUL URUGUAY	1997	7,761	740
NEDLLOYD AFRICA	1992	50,620	3,604
NEDLLOYD AMERICA	1992	50,620	3,604
NEDLLOYD ASIA	1991	50,620	3,604
NEDLLOYD CLARENCE	1983	38,351	2,515
NEDLLOYD CLEMENT	1983	37,581	2,470
NEDLLOYD EUROPA	1991	50,620	3,604
NEDLLOYD HONG KONG	1994	55,242	4,169
NEDLLOYD HONSHU	1995	55,242	4,181
NEDLLOYD OCEANIA	1992	50,620	3,604
NEWPORT BAY	1993	59,283	4,224
ORIENTAL BAY	1989	59,283	4,180
OS ISTANBUL	1997	7,435	724
PALEMBANG CARAKA JAYA NIAGA III-37	1998	4,100	206
PENINSULAR BAY	1989	59,283	4,180
PROVIDENCE BAY	1994	59,283	4,224
P&O NEDLLOYD ABIDJAN	2000	33,000	2,506
P&O NEDLLOYD ACAPULCO	2001	34,717	2,556
P&O NEDLLOYD ACCRA	2000	33,000	2,506
P&O NEDLLOYD ACONCAGUA	2001	34,717	2,556
P&O NEDLLOYD ADELAIDE	1977	49,262	3,005
P&O NEDLLOYD ADRIANA	2003	34,567	2,556
P&O NEDLLOYD AGULHAS	2000	33,000	2,506
P&O NEDLLOYD ALGOA	2000	33,000	2,506
P&O NEDLLOYD ALTIPLANO	2001	34,717	2,556
P&O NEDLLOYD ANDES	2001	34,717	2,556
P&O NEDLLOYD ANTISANA	2001	34,717	2,556
P&O NEDLLOYD APAPA	2001	33,000	2,506
P&O NEDLLOYD ARAUCANIA	2002	12,920	1,102
P&O NEDLLOYD ATACAMA	2001	34,717	2,556
P&O NEDLLOYD AUCKLAND	1998	38,250	2,890

List of vessels operated as at 1 January 2005 *continued*

Name of Vessel	Year of Building	DWT	Capacity (teu)
P&O NEDLLOYD BANTAM	2001	40,018	3,430
P&O NEDLLOYD BARENTSZ	2000	67,712	5,468
P&O NEDLLOYD BAROSSA VALLEY	2002	34,622	2,602
P&O NEDLLOYD BEIRUT	1994	22,280	1,717
P&O NEDLLOYD BOTANY	2002	53,328	4,112
P&O NEDLLOYD BRISBANE	1985	53,726	2,686
P&O NEDLLOYD BRUNEL	1997	30,450	2,080
P&O NEDLLOYD BUENOS AIRES	1984	29,930	1,779
P&O NEDLLOYD CAGLIARI	1992	12,250	970
P&O NEDLLOYD CARACAS	2004	50,500	4,253
P&O NEDLLOYD CARIBBEAN	2004	50,500	4,253
P&O NEDLLOYD CARTAGENA	1998	52,329	3,987
P&O NEDLLOYD CESME	1986	13,342	1,022
P&O NEDLLOYD CHANIA	1992	12,583	1,012
P&O NEDLLOYD CHEKKA	1983	14,180	1,033
P&O NEDLLOYD CHUSAN	2001	40,018	3,430
P&O NEDLLOYD COBRA	1999	52,000	4,038
P&O NEDLLOYD COLOMBO	1982	33,379	2,157
P&O NEDLLOYD COOK	2001	88,700	6,802
P&O NEDLLOYD CURACAO	1993	12,680	1,012
P&O NEDLLOYD DAMIETTA	1997	44,700	3,607
P&O NEDLLOYD DEJIMA	2001	40,018	3,430
P&O NEDLLOYD DRAKE	2000	67,712	5,468
P&O NEDLLOYD ENCOUNTER	2002	53,328	4,112
P&O NEDLLOYD EVITA	2004	34,567	2,556
P&O NEDLLOYD GENOA	1998	38,250	2,890
P&O NEDLLOYD GINA	1994	8,703	585
P&O NEDLLOYD HOUSTON	1983	29,730	1,779
P&O NEDLLOYD HOUTMAN	2001	88,700	6,802
P&O NEDLLOYD HUDSON	2000	67,712	5,468
P&O NEDLLOYD HUNTER VALLEY	2002	33,730	2,478
P&O NEDLLOYD INCA	1992	12,850	923
P&O NEDLLOYD JAKARTA	1998	38,250	2,890
P&O NEDLLOYD JULIANA	2003	34,567	2,556
P&O NEDLLOYD KOBE	1998	88,669	6,690
P&O NEDLLOYD KOWLOON	1998	88,669	6,690
P&O NEDLLOYD LOS ANGELES	1980	23,678	1,548
P&O NEDLLOYD MAGELLAN	2000	67,500	5,642
P&O NEDLLOYD MAHE	1998	14,381	1,104
P&O NEDLLOYD MALINDI	1999	14,090	1,116
P&O NEDLLOYD MAIRANGI	2002	53,328	4,112
P&O NEDLLOYD MARITA	2003	34,567	2,556
P&O NEDLLOYD MARSEILLE	1998	38,250	2,890
P&O NEDLLOYD MAXIMA	2004	34,567	2,556
P&O NEDLLOYD MERCATOR	2000	67,712	5,468
P&O NEDLLOYD MONDRIAAN	2004	97,600	8,450
P&O NEDLLOYD MUISCA	1999	12,920	1,102
P&O NEDLLOYD NEWARK	1995	34,770	2,758
P&O NEDLLOYD NINA	1981	30,684	2,014
P&O NEDLLOYD OBOCK	1997	4,620	384
P&O NEDLLOYD OLINDA	2000	40,018	3,430
P&O NEDLLOYD PALLISER	2002	53,328	4,112
P&O NEDLLOYD PANTANAL	1997	34,000	2,474
P&O NEDLLOYD PINTA	1994	36,100	2,394
P&O NEDLLOYD PORTBURY	1998	23,026	1,730
P&O NEDLLOYD REGINA	2004	34,567	2,556
P&O NEDLLOYD REMUERA	2002	53,328	4,112
P&O NEDLLOYD ROTTERDAM	1998	88,669	6,690
P&O NEDLLOYD SALSA	1997	29,700	2,061
P&O NEDLLOYD SAMBA	1991	30,010	1,742
P&O NEDLLOYD SAN FRANCISCO	1999	25,050	1,716
P&O NEDLLOYD SEATTLE	1995	44,000	3,450
P&O NEDLLOYD SHACKLETON	2001	88,700	6,802
P&O NEDLLOYD SHANGHAI	1994	44,585	3,469
P&O NEDLLOYD SINGAPORE	1999	30,135	2,169
P&O NEDLLOYD SOPHIA	1994	8,703	585

List of vessels operated as at 1 January 2005 *continued*

Name of Vessel	Year of Building	DWT	Capacity (teu)
P&O NEDLLOYD SOUTHAMPTON	1998	88,669	6,690
P&O NEDLLOYD STUYVESANT	2001	88,700	6,802
P&O NEDLLOYD SURAT	2000	40,018	3,430
P&O NEDLLOYD SUSANA	2004	34,567	2,556
P&O NEDLLOYD SYDNEY	1998	38,250	2,890
P&O NEDLLOYD TARANAKI	1981	27,893	1,270
P&O NEDLLOYD TASMAN	1999	67,902	5,468
P&O NEDLLOYD TESLIN	2004	34,567	2,556
P&O NEDLLOYD THEKWINI	1997	13,700	1,055
P&O NEDLLOYD TIGER	1998	52,329	3,987
P&O NEDLLOYD TORRES	2000	67,500	5,642
P&O NEDLLOYD TRINIDAD	1997	4,750	384
P&O NEDLLOYD VALENTINA	2004	34,567	2,556
P&O NEDLLOYD VERA CRUZ	1984	29,730	1,779
P&O NEDLLOYD VESPUCCI	2000	67,500	5,642
P&O NEDLLOYD WELLINGTON	1993	12,216	1,139
REPULSE BAY	1992	59,283	4,224
SAN LORENZO 1	1993	20,359	1,512
SHENZHEN BAY	1994	59,093	4,224
SINGAPORE BAY	1993	59,093	4,224
STADT KIEL	1996	5,347	373
SYDNEY EXPRESS	2002	53,328	4,112
TAI CHUANG	1986	18,070	1,034
VOLKERS	1998	5,190	374
Total number of vessels: 156		5,778,645	428,459

Share information

Listing
Royal P&O Nedlloyd's shares are listed on the Official Segment of the stock market of Euronext Amsterdam.

In addition, the shares were also traded over the counter in the United States of America through a 'sponsored' ADR programme (American Depository Receipts). However, due to low volumes, this arrangement was terminated on 8 December 2004.

Indices
Royal P&O Nedlloyd (formerly: Royal Nedlloyd) shares became a component of the Amsterdam Midkap index (AMX) of Euronext Amsterdam as of 1 March 2004. As of 2 March 2005, the shares are included in the AEX index.

Shareholder profile
According to the AFM records which are based on the notifications pursuant to reporting rules for major holdings in listed Dutch companies (section 2a Wmz 1996), the following shareholders have reported an interest of more than 5% in Royal P&O Nedlloyd's share capital as at 2 March 2005

	Holding	Date of notification
The Peninsular and Oriental Steam Navigation Company	25.00%	16 April 04
John Fredriksen	9.97%	27 December 04
Kempen & Co	8.23%	9 February 04
Voltaire Fund	5.66%	6 February 02
Fidelity Funds - SIVAC	5.38%	7 May 04

It should be noted that due to the way the reporting rules work, this representation does not necessarily reflect actual holdings as of the above date, particularly in view of the substantial share issue in connection with the P&O transaction completed on 16 April 2004.

Price performance
The diagram on page 1 shows Royal P&O Nedlloyd's share price performance on Euronext Amsterdam over the past 11 months.

	2004	2003
Key share price data (€1):		
Highest closing price	39.05	26.96
Lowest closing price	23.08	8.95
Year end closing price	33.37	26.95
Key listing data		
Number of ordinary shares (year end)	40,635,752	21,338,270
Weighted average number of ordinary shares (adjusted for rights issue)	35,996,623	23,851,236

Investor relations policy
The Company maintains an active investor relations programme and attaches great importance to direct dialogue between management and the Company's shareholders and followers in the global financial community, including analysts, investors and journalists.

The Company reports its results quarterly and undertakes regular roadshows, meetings and conference calls for the benefit of its institutional followers worldwide.

The Company's website, www.ponl.com provides comprehensive information for the financial community, including press releases, annual reports, presentations and other financial information.

Shareholder communication channel
In order to enable direct communication between the company and shareholders and to increase participation rates and facilitate proxy voting at shareholder meetings, Royal P&O Nedlloyd is a member of the Shareholder Communication Channel. Shareholders can register with the Channel by contacting their financial adviser or the service department of their bank. The Communication Channel will be used for obtaining proxies and voting instructions for the annual General Meeting to be held on 12 May 2005.

Investor relations financial calendar

Date	Event
12 May 2005	Publication of 2005 first quarter results
12 May 2005	Annual General Meeting
13 May 2005	Dividend record date
16 May 2005	Quotation ex-dividend
3 August 2005	Publication of 2005 interim results
17 November 2005	Publication of 2005 third quarter results

Contacts

Investor Relations:
Anthony J Mason
Director of Corporate Strategy

P&O Nedlloyd Ltd
Beagle House
Braham Street
London
E1 8EP

Tel: +44 (0)20 7441 1172
Fax: +44 (0)20 7441 8621
Email: ir@ponl.com

Corporate Communications:
Inge Wallage
Director of Corporate Communications

P&O Nedlloyd Ltd
Beagle House
Braham Street
London
E1 8EP

Tel: +44 (0)20 7441 1698
Fax: +44 (0)20 7441 1791
Email: Inge.Wallage@ponl.com

Copies of Annual Report:
Royal P&O Nedlloyd N.V.
Corporate Affairs
Boompjes 40
3011 XB Rotterdam
The Netherlands
Tel: +31(0)10 400 6813
Fax: +31(0)10 400 6190
Email: Hans.Drenthe@rponl.nl

Websites:
P&O Nedlloyd: www.ponl.com
Martinair: www.martinair.com
Euronext: www.euronext.com
Netherlands authority for the financial markets (AFM): www.afm.nl

Notes

Designed by Carnegie Orr +44 (0)20 7610 6140
www.carnegieorr.com

Royal P&O Nedlloyd N.V.

P&O Nedlloyd Container Line Limited

www.ponl.com